MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

Quarter: **3** Year: **2002**



CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	PREVIOUS Amount	%
1	**TOTAL ASSETS**	**107,515,676**	100		100
2	**CURRENT ASSETS**	**16,721,880**	**16**		
3	CASH AND SHORT-TERM INVESTMENTS	5,534,137	5		
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	4,383,230	4		
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	3,536,314	3		
6	INVENTORIES	2,316,665	2		
7	OTHER CURRENT ASSETS	951,534	1		
8	**LONG-TERM**	**6,010,778**	**6**		
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0		
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	5,872,491	5		
11	OTHER INVESTMENTS	138,287	0		
12	**PROPERTY, PLANT AND EQUIPMENT**	**52,804,584**	**49**		
13	PROPERTY	0	0		
14	MACHINERY AND INDUSTRIAL	69,149,841	64		
15	OTHER EQUIPMENT	0	0		
16	ACCUMULATED DEPRECIATION	20,786,979	19		
17	CONSTRUCTION IN PROGRESS	4,441,722	4		
18	**DEFERRED ASSETS (NET)**	**31,978,434**	**30**		
19	**OTHER ASSETS**	**0**	**0**		
20	**TOTAL LIABILITIES**	**64,305,504**	100		100
21	**CURRENT LIABILITIES**	**24,595,937**	**38**		
22	SUPPLIERS	0	0		
23	BANK LOANS	9,481,180	15		
24	STOCK MARKET LOANS	0	0		
25	TAXES TO BE PAID	1,465,891	2		
26	OTHER CURRENT LIABILITIES	13,648,866	21		
27	**LONG-TERM LIABILITIES**	**35,928,312**	**56**		
28	BANK LOANS	35,928,312	56		
29	STOCK MARKET LOANS	0	0		
30	OTHER LOANS	0	0		
31	**DEFERRED LOANS**	**3,781,255**	**6**		
32	**OTHER LIABILITIES**	**0**	**0**		
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**43,210,172**	100		100
34	**MINORITY INTEREST**	**29,851,829**	**69**		
35	**MAJORITY INTEREST**	**13,358,343**	**31**		
36	**CONTRIBUTED CAPITAL**	**4,443,887**	**10**		
37	PAID-IN CAPITAL STOCK (NOMINAL)	960,750	2		
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,103,048	7		
39	PREMIUM ON SALES OF SHARES	380,089	1		
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0		
41	**CAPITAL INCREASE (DECREASE)**	**8,914,456**	**21**		
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,842,545	14		
43	REPURCHASE FUND OF SHARES	1,493,955	3		
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	949,129	2		
45	NET INCOME FOR THE YEAR	628,827	1		

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2002**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**5,534,137**	**100**		**100**
46	CASH	1,949,025	35		
47	SHORT-TERM INVESTMENTS	3,585,112	65		
18	**DEFERRED ASSETS (NET)**	**31,978,434**	**100**		**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0		
49	GOODWILL	10,824,525	34		
50	DEFERRED TAXES	0	0		
51	OTHERS	21,153,909	66		
21	**CURRENT LIABILITIES**	**24,595,937**	**100**		**100**
52	FOREING CURRENCY LIABILITIES	8,741,551	36		
53	MEXICAN PESOS LIABILITIES	15,854,386	64		
24	**STOCK MARKET LOANS**	**0**	**100**		**100**
54	COMMERCIAL PAPER	0	0		
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		
56	CURRENT MATURITIES OF BONDS	0	0		
26	**OTHER CURRENT LIABILITIES**	**13,648,866**	**100**		**100**
57	OTHER CURRENT LIABILITIES WITH COST	1,010,371	7		
58	OTHER CURRENT LIABILITIES WITHOUT COST	12,638,495	93		
27	**LONG-TERM LIABILITIES**	**35,928,312**	**100**		**100**
59	FOREING CURRENCY LIABILITIES	24,125,260	67		
60	MEXICAN PESOS LIABILITIES	11,803,052	33		
29	**STOCK MARKET LOANS**	**0**	**100**		**100**
61	BONDS	0	0		
62	MEDIUM TERM NOTES	0	0		
30	**OTHER LOANS**	**0**	**100**		**100**
63	OTHER LOANS WITH COST		0		
64	OTHER LOANS WITHOUT COST		0		
31	**DEFERRED LOANS**	**3,781,255**	**100**		**100**
65	NEGATIVE GOODWILL	0	0		
66	DEFERRED TAXES	2,069,883	55		
67	OTHERS	1,711,372	45		
32	**OTHER LIABILITIES**	**0**	**100**		**100**
68	RESERVES	0	0		
69	OTHERS LIABILITIES	0	0		
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**949,129**	**100**		**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0		
71	INCOME FROM NON-MONETARY POSITION ASSETS	949,129	100		

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(7,874,057)	
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	
74	EXECUTIVES (*)	1,338	
75	EMPLOYERS (*)	12,726	
76	WORKERS (*)	3,223	
77	CIRCULATION SHARES (*)	3,746,590,999	
78	REPURCHASED SHARES (*)	188,485,077	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**40,502,307**	**100**		**100**
2	COST OF SALES	22,973,397	57		
3	**GROSS INCOME**	**17,528,910**	**43**		
4	OPERATING	8,696,574	21		
5	**OPERATING INCOME**	**8,832,336**	**22**		
6	TOTAL FINANCING COST	2,401,226	6		
7	**INCOME AFTER FINANCING COST**	**6,431,110**	**16**		
8	OTHER FINANCIAL OPERATIONS	(55,281)	0		
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**6,486,391**	**16**		
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	2,811,345	7		
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,675,046**	**9**		
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(1,849,640)	(5)		
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,825,406**	**5**		
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0		
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,825,406**	**5**		
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0		
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0		
18	**NET CONSOLIDATED INCOME**	**1,825,406**	**5**		
19	NET INCOME OF MINORITY INTEREST	1,196,579	3		
20	**NET INCOME OF MAJORITY INTEREST**	**628,827**	**2**		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**40,502,307**	**100**		**100**
21	DOMESTIC	29,191,281	72		
22	FOREIGN	11,311,026	28		
23	TRANSLATED INTO DOLLARS (***)	1,125,699	3		
6	**TOTAL FINANCING COST**	**2,401,226**	**100**		**100**
24	INTEREST PAID	2,779,004	116		
25	EXCHANGE LOSSES	2,029,507	85		
26	INTEREST EARNED	913,309	38		
27	EXCHANGE PROFITS	113,412	5		
28	GAIN DUE TO MONETARY POSITION	(1,380,564)	(57)		
8	**OTHER FINANCIAL OPERATIONS**	**(55,281)**	**100**		**100**
29	OTHER NET EXPENSES (INCOME) NET	(54,931)	(99)		
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0		
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(350)	(1)		
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**2,811,345**	**100**		**100**
32	INCOME TAX	2,531,205	90		
33	DEFERED INCOME TAX	108,580	4		
34	WORKERS' PROFIT SHARING	171,560	6		
35	DEFERED WORKERS' PROFIT SHARING	0	0		

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2002**

AMERICA TELECOM, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	40,502,308	
37	NET INCOME OF THE YEAR	0	
38	NET SALES (**)	51,872,538	
39	OPERATION INCOME (**)	9,273,338	
40	NET INCOME OF MAYORITY INTEREST(**)	628,828	
41	NET CONSOLIDATED INCOME (**)	1,825,407	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,825,406**	
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	4,162,320	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**5,987,726**	
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(4,833,400)	
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,154,326**	
6	CASH FLOW FROM EXTERNAL FINANCING	19,159,768	
7	CASH FLOW FROM INTERNAL FINANCING	(393,396)	
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**18,766,372**	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(28,041,795)**	
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(8,121,097)	
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	13,655,234	
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	5,534,137	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**4,162,320**	
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,011,988	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(1,849,668)	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	
17	+ (-) OTHER ITEMS	0	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(4,833,400)**	
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(1,615,214)	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,291,762	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(7,259,251)	
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,749,303	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**19,159,768**	
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,286,913	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	17,872,855	
25	+ DIVIDEND RECEIVED	0	
26	+ OTHER FINANCING	0	
27	(-) BANK FINANCING AMORTIZATION	0	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(393,396)**	
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(6,500)	
31	(-) DIVIDENS PAID	(281,751)	
32	+ PREMIUM ON SALE OF SHARES	(105,145)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(28,041,795)**	
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(1,748,273)	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(15,370,531)	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	
38	+ SALE OF TANGIBLE FIXED ASSETS	0	
39	+ (-) OTHER ITEMS	(10,922,991)	

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	4.51 %	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.71 %	%
3	NET INCOME TO TOTAL ASSETS (**)	1.70 %	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	75.63 %	%
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.48 times	times
7	NET SALES TO FIXED ASSETS (**)	0.98 times	times
8	INVENTORIES ROTATION (**)	4.00 times	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	25 days	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.35 %	%
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	59.81 %	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.49 times	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	51.11 %	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	68.04 %	%
15	OPERATING INCOME TO INTEREST PAID	3.18 times	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.81 times	times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.68 times	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.59 times	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.26 times	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	22.50 %	%
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	14.78 %	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(11.93) %	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.42 times	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	102.10 %	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(2.10) %	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	54.81 %	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5251

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.16	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.16	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$
8	CARRYING VALUE PER SHARE	$ 3.57	$
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	shares
11	MARKET PRICE TO CARRYING VALUE	1.09 times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	34.94 times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No 82-5951

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 AMERICA MOVIL, S.A.DE C.V.	COMUNICACIONES	4,240,941,400	32.39	12,493,407	17,479,180
2 CORP. EMPRESARIAL EN COMUNICACIONES	ADMON. DE SOCIEDADES	557,749,999	100.00	557,750	327,198
TOTAL INVESTMENT IN SUBSIDIARIES				**13,051,157**	**17,806,378**
ASSOCIATEDS					
1 ORCA	REC DE CARTERA	459,124,621	45.00	459,125	493,551
2 TECNOLOGY AND INTERNET	DATOS	403	40.30	811,969	230,302
3 TECHNOLOGY FUND ONE	DATOS	250	25.00	11,270	8,148
4 COMPUSA	COMERCIALIZADORA	49	49.00	4,370,314	4,497,737
5 CONST Y SERV INT		100	100.00	6	41
6 TECHTEL	BANDA ANCHA	90,245,549	60.00	499,483	642,712
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**6,152,167**	**5,872,491**
OTHER PERMANENT INVESTMENTS					**138,287**
TOTAL					**23,817,156**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5251

STOCK EXCHANGE COD **AMTEL** QUARTER: 3 YEAR: **2002**
AMERICA TELECOM, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	939,947	209,308	730,639	3,335,040	2,793,948	1,271,731
MACHINERY	42,636,731	8,258,645	34,378,086	9,542,018	4,753,270	39,166,834
TRANSPORT EQUIPMENT	174,203	106,409	67,794	37,800	29,420	76,174
OFFICE EQUIPMENT	400,427	137,165	263,262	121,526	74,366	310,422
COMPUTER EQUIPMENT	1,939,296	1,133,011	806,285	208,391	208,987	805,689
OTHER	6,468,953	720,655	5,748,298	529,859	142,168	6,135,989
DEPRECIABLES TOTAL	**52,559,557**	**10,565,193**	**41,994,364**	**13,774,634**	**8,002,159**	**47,766,839**
NOT DEPRECIATION ASSETS						
GROUNDS	428,432	0	428,432	600,278	0	1,028,710
CONSTRUCTIONS IN PROCESS	3,565,372	0	3,565,372	25,477	0	3,590,849
OTHER	418,186	0	418,186	0	0	418,186
NOT DEPRECIABLE TOTAL	**4,411,990**	**0**	**4,411,990**	**625,755**	**0**	**5,037,745**
TOTAL	**56,971,547**	**10,565,193**	**46,406,354**	**14,400,389**	**8,002,159**	**52,804,584**

NOTES

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
ABN-AMRO CITIBANK	03/11/2007	2.33	0	0	0	0	0	0	0	0	0	403,116	403,116	403,116	403,116	604,686
CITIBANK	01/12/2002	3.29	0	0	0	0	0	0	0	0	271,871	0	44,961	30,154	13,199	0
CITIBANK (PRESTAMO SINDICADO	07/01/2005	3.29	0	0	0	0	0	0	0	0	0	1,554,430	0	0	6,245,663	0
BANCOMEXT	29/05/2006	3.29	0	0	0	0	0	0	0	305,301	0	0	0	0	0	0
BANCO INDUSTRIAL	01/09/2003	3.50	0	0	0	0	0	0	0	0	0	165,799	0	0	0	0
BANCO GT&CONTINENTAL	01/11/2002	9.00	0	0	0	0	0	0	0	0	77,465	0	0	0	0	0
EKN	14/09/2008	4.29	0	0	0	0	0	0	0	0	0	985,359	0	0	0	4,725,499
NIB	15/08/2005	3.29	0	0	0	0	0	0	0	0	0	0	0	0	305,301	0
EDC	15/07/2009	3.34	0	0	0	0	0	0	0	0	0	0	0	0	0	445,200
JP MORGAN	19/01/2004	2.45	0	0	0	0	0	0	0	0	0	852,732	2,544,175	0	0	0
BANK OF AMERICA	16/01/2004	2.28	0	0	0	0	0	0	0	0	0	0	2,035,340	0	0	0
BANORTE	14/08/2004	8.32	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
IBM	01/01/2004	9.80	0	0	0	0	0	0	0	0	0	4,099	138	15	0	0
BANCO SANTANDER HARRIS	06/12/2002	8.15	0	0	0	0	0	0	0	0	11,001	0	0	0	0	0
MITSUI & CO.	06/12/2002	5.79	0	0	0	0	0	0	0	0	207,879	0	0	0	0	0
ERICSSON	30/10/2005	6.13	0	0	0	0	0	0	0	0	0	0	2,147,284	0	0	0
DEBENTURES BRASIL	31/03/2003	19.30	0	0	0	0	0	0	0	0	0	796,917	0	0	0	0
BNDES A,B Y C BRASIL	15/10/2006	13.32	0	0	0	0	0	0	0	0	0	506,006	564,949	564,949	589,119	520,793
DEUDA CORP NOTA TESS-CARSO	08/04/2004	3.72	0	0	0	0	0	0	0	0	0	710,556	744,282	0	0	0
OTROS	23/03/2009	8.96	0	0	0	0	0	0	0	0	0	94,334	33,278	3,826	509	121,856
PAGARE BANCARIO	07/10/2002	3.70	0	0	152,500	0	0	0	0	0	0	0	0	0	0	0
PAGARE BANCARIO	04/06/2004		0	2,751,700	0	0	0	0	0	0	0	0	0	0	0	0
CHASE MANHATAN BANK	18/09/2003		0	0	0	0	0	0	0	0	0	937,116	0	0	0	0
CHASE MANHATAN BANK	04/11/2003		0	0	0	0	0	0	0	0	0	0	325,435	0	0	0
OTHER FINANCIAL ENTITIES																
CERTIFICADO BURSATIL	18/10/2006	13.49	1,750,000	8,251,352	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			**1,750,000**	**11,803,052**	**152,500**	**0**	**0**	**0**	**0**	**305,301**	**568,216**	**7,010,464**	**8,842,958**	**1,002,060**	**7,556,907**	**6,418,034**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS PASIVOS			12,638,495	0	0	0	0	0	0	0	1,010,371	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			12,638,495	0	0	0	0	0	0	0	1,010,371	0	0	0	0	0
			14,388,495	11,803,052	152,500	0	0	0	0	305,301	1,578,587	7,010,464	8,842,958	1,002,060	7,556,907	6,418,034

NOTES

ES IMPORTANTE MENCIONAR QUE LAS TASAS Y FECHAS DE VENCIMIENTO DEL ANEXO 5 CORREPONDEN A LOS CREDITOS MAS SIGNIFICATIVOS DEL RUBRO TRATADO EN CADA CASO, YA QUE EN CADA UNO DE ELLOS SE AGRUPAN VARIOS CREDITOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5251

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	4,080	41,481	0	0	41,481
OTHER	87,881	867,155	3	33	867,188
TOTAL	**91,961**	**908,636**	**3**	**33**	**908,669**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	103,749	1,054,787	0	0	1,054,787
INVESTMENTS	0	0	0	0	0
OTHER	174,707	1,738,015	0	0	1,738,015
TOTAL	**278,456**	**2,792,802**			**2,792,802**
NET BALANCE	**(186,495)**	**(1,884,166)**	**3**	**33**	**(1,884,133)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,082,689**	**31,346,691**	**1,630**	**16,325**	**31,363,016**
LIABILITIES POSITION	**4,483,836**	**45,596,319**			**45,596,319**
SHORT TERM LIABILITIES POSITION	1,958,291	19,900,529	0	0	19,900,529
LONG TERM LIABILITIES POSITION	2,525,545	25,695,790	0	0	25,695,790
NET BALANCE	**(1,401,147)**	**(14,249,628)**	**1,630**	**16,325**	**(14,233,303)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5251

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	80,836,655	99,335,149	18,498,494	0.92	170,186
FEBRUARY	92,961,421	109,015,798	16,054,377	0.07	(2,168)
MARCH	90,566,104	108,837,329	18,271,225	0.51	93,183
APRIL	93,388,316	113,407,473	20,019,157	0.54	108,103
MAY	86,920,671	108,616,057	21,695,386	0.20	43,391
JUNE	90,976,421	113,678,722	22,702,301	0.44	99,890
JULY	93,024,901	118,656,395	25,631,494	0.28	71,768
AUGUST	91,227,045	122,269,779	31,042,734	0.38	117,962
SEPTEMBER	93,022,879	125,321,291	32,298,412	0.69	222,859
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	447,287
OTHER	0	0	0	0.00	8,103
TOTAL					**1,380,564**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5251

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				3,444,615			
RENTA MENSUAL				3,908,065			
TIEMPO AIRE				11,425,206			
LARGA DISTANCIA				2,831,838			
OTROS				7,581,557			
TOTAL				29,191,281			

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
VENTA DE EQUIPO				1,064,871			
RENTA MENSUAL				2,972,244			
TIEMPO AIRE				3,850,548			
LARGA DISTANCIA				587,491			
OTROS				2,835,872			
TOTAL				11,311,026			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** 7,272,505

Number of shares Outstanding at the Date of the NFEA: 3,757,264,999
(Units)

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A-1	3,757,264,999.00	21/03/2002	42,784.00
2	A-1	3,757,264,999.00	21/06/2002	47,006.00
3	A-1	3,757,264,999.00	26/09/2002	46,415.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2000

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 7,648,348

Number of shares Outstanding at the Date of the NFEA: 3,757,264,999
(Units)

STOCK EXCHANGE CO AMTEL | QUARTER: 3 | YEAR: 2002

RAZON SOCIAL: **AMERICA TELECOM, S.A. DE C.V.**

FILE No. 82-5?51

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	7,459
Number of Shares Outstanding at the Date of the NFEAR: (Units)	3,757,264,999

☐ ARE FIGURES FISCALLY AUDITED? ☐ .ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF SEPTIEMBRE OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF SEPTIEMBRE OF 2002	7,752
Number of shares Outstanding at the Date of the NFEAR (Units)	3,757,264,999

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5[illegible]

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,746,590,999			3,746,590,999	960,750	
TOTAL			**3,746,590,999**	**0**	**0**	**3,746,590,999**	**960,750**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,746,590,999
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A-1	188,485,077	6.32300	5.59000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5251

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

Quarter: **3** Year: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**18,545,054**	**100**		**100**
2	**CURRENT ASSETS**	**581,090**	**3**		
3	CASH AND SHORT-TERM INVESTMENTS	515,263	3		
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	43,844	0		
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	16,859	0		
6	INVENTORIES	0	0		
7	OTHER CURRENT ASSETS	5,124	0		
8	**LONG-TERM**	**17,806,378**	**96**		
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0		
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	17,806,378	96		
11	OTHER INVESTMENTS	0	0		
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**		
13	PROPERTY	0	0		
14	MACHINERY AND INDUSTRIAL	0	0		
15	OTHER EQUIPMENT	0	0		
16	ACCUMULATED DEPRECIATION	0	0		
17	CONSTRUCTION IN PROGRESS	0	0		
18	**DEFERRED ASSETS (NET)**	**157,586**	**1**		
19	**OTHER ASSETS**	**0**	**0**		
20	**TOTAL LIABILITIES**	**5,186,711**	**100**		**100**
21	**CURRENT LIABILITIES**	**2,109,576**	**41**		
22	SUPPLIERS	0	0		
23	BANK LOANS	1,089,616	21		
24	STOCK MARKET LOANS	0	0		
25	TAXES TO BE PAID	0	0		
26	OTHER CURRENT LIABILITIES	1,019,960	20		
27	**LONG-TERM LIABILITIES**	**3,077,135**	**59**		
28	BANK LOANS	3,077,135	59		
29	STOCK MARKET LOANS	0	0		
30	OTHER LOANS	0	0		
31	**DEFERRED LOANS**	**0**	**0**		
32	**OTHER LIABILITIES**	**0**	**0**		
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**13,358,343**	**100**		**100**
36	**CONTRIBUTED CAPITAL**	**4,443,887**	**33**		
37	PAID-IN CAPITAL STOCK (NOMINAL)	960,750	7		
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,103,048	23		
39	PREMIUM ON SALES OF SHARES	380,089	3		
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0		
41	**CAPITAL INCREASE (DECREASE)**	**8,914,456**	**67**		
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,842,545	44		
43	REPURCHASE FUND OF SHARES	1,493,955	11		
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	949,129	7		
45	NET INCOME FOR THE YEAR	628,827	5		

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: 3 YEAR: 2002

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**515,263**	**100**		**100**
46	CASH	59	0		
47	SHORT-TERM INVESTMENTS	515,204	100		
18	**DEFERRED ASSETS (NET)**	**157,586**	**100**		**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0		
49	GOODWILL	129,146	82		
50	DEFERRED TAXES	28,440	18		
51	OTHERS	0	0		
21	**CURRENT LIABILITIES**	**2,109,576**	**100**		**100**
52	FOREING CURRENCY LIABILITIES	2,099,988	100		
53	MEXICAN PESOS LIABILITIES	9,588	0		
24	**STOCK MARKET LOANS**	**0**	**100**		**100**
54	COMMERCIAL PAPER		0		
55	CURRENT MATURITIES OF MEDIUM TERM NOTES		0		
56	CURRENT MATURITIES OF BONDS		0		
26	**OTHER CURRENT LIABILITIES**	**1,019,960**	**100**		**100**
57	OTHER CURRENT LIABILITIES WITH COST	1,010,371	99		
58	OTHER CURRENT LIABILITIES WITHOUT COST	9,589	1		
27	**LONG-TERM LIABILITIES**	**3,077,135**	**100**		**100**
59	FOREING CURRENCY LIABILITIES	325,435	11		
60	MEXICAN PESOS LIABILITIES	2,751,700	89		
29	**STOCK MARKET LOANS**	**0**	**100**		**100**
61	BONDS		0		
62	MEDIUM TERM NOTES		0		
30	**OTHER LOANS**	**0**	**100**		**100**
63	OTHER LOANS WITH COST		0		
64	OTHER LOANS WITHOUT COST		0		
31	**DEFERRED LOANS**	**0**	**100**		**100**
65	NEGATIVE GOODWILL		0		
66	DEFERRED TAXES		0		
67	OTHERS		0		
32	**OTHER LIABILITIES**	**0**	**100**		**100**
68	RESERVES		0		
69	OTHERS LIABILITIES		0		
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**949,129**	**100**		**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0		
71	INCOME FROM NON-MONETARY POSITION ASSETS	949,129	100		

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(1,528,486)	
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	
74	EXECUTIVES (*)	0	
75	EMPLOYERS (*)	0	
76	WORKERS (*)	0	
77	CIRCULATION SHARES (*)	3,746,590,999	
78	REPURCHASED SHARES (*)	188,485,077	

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**110,336**	**100**		**100**
2	COST OF SALES	0	0		
3	**GROSS INCOME**	**110,336**	**100**		
4	OPERATING	0	0		
5	**OPERATING INCOME**	**110,336**	**100**		
6	TOTAL FINANCING COST	142,855	129		
7	**INCOME AFTER FINANCING COST**	**(32,519)**	**(29)**		
8	OTHER FINANCIAL OPERATIONS	11,170	10		
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(43,689)**	**(40)**		
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(28,782)	(26)		
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(14,907)**	**(14)**		
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	643,734	583		
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**628,827**	**570**		
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0		
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**628,827**	**570**		
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0		
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0		
18	**NET CONSOLIDATED INCOME**	**628,827**	**570**		

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**110,336**	**100**		**100**
21	DOMESTIC	110,336	100		
22	FOREIGN	0	0		
23	TRANSLATED INTO DOLLARS (***)	0	0		
6	**TOTAL FINANCING COST**	**142,855**	**100**		**100**
24	INTEREST PAID	275,721	193		
25	EXCHANGE LOSSES	258,249	181		
26	INTEREST EARNED	66,477	47		
27	EXCHANGE PROFITS	159,893	112		
28	GAIN DUE TO MONETARY POSITION	(164,745)	(115)		
8	**OTHER FINANCIAL OPERATIONS**	**11,170**	**100**		**100**
29	OTHER NET EXPENSES (INCOME) NET	11,446	102		
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0		
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(276)	(2)		
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(28,782)**	**100**		**100**
32	INCOME TAX	0	0		
33	DEFERED INCOME TAX	(28,782)	(100)		
34	WORKERS' PROFIT SHARING	0	0		
35	DEFERED WORKERS' PROFIT SHARING	0	0		

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: 3 YEAR: 2002
AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	110,337	
37	NET INCOME OF THE YEAR	0	
38	NET SALES (**)	110,335	
39	OPERATION INCOME (**)	110,335	
41	NET CONSOLIDATED INCOME (**)	628,796	

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**628,827**	
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(663,304)	
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(34,477)**	
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	24,635	
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(9,842)**	
6	CASH FLOW FROM EXTERNAL FINANCING	373,742	
7	CASH FLOW FROM INTERNAL FINANCING	(111,645)	
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**262,097**	
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(475,642)**	
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(223,387)	
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	738,650	
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	515,263	

FILE No. 82-5251

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **AMTEL** QUARTER: **3** YEAR: **2002**

AMERICA TELECOM, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(663,304)**	
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	
17	+ (-) OTHER ITEMS	(663,304)	
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**24,635**	
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(2,034)	
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	26,669	
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	
6	**CASH FLOW FROM EXTERNAL FINANCING**	**373,742**	
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(1,562,664)	
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	792,111	
25	+ DIVIDEND RECEIVED	133,924	
26	+ OTHER FINANCING	1,010,371	
27	(-) BANK FINANCING AMORTIZATION	0	
28	(-) STOCK MARKET AMORTIZATION	0	
29	(-) OTHER FINANCING AMORTIZATION	0	
7	**CASH FLOW FROM INTERNAL FINANCING**	**(111,645)**	
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(6,500)	
31	(-) DIVIDENS PAID	0	
32	+ PREMIUM ON SALE OF SHARES	(105,145)	
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(475,642)**	
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(475,642)	
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	
38	+ SALE OF TANGIBLE FIXED ASSETS	0	
39	+ (-) OTHER ITEMS	0	

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5251

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	569.92	%		%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	4.71	%		%
3	NET INCOME TO TOTAL ASSETS (**)	3.39	%		%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%		%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	26.20	%		%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times		times
7	NET SALES TO FIXED ASSETS (**)	0.00	times		times
8	INVENTORIES ROTATION (**)	0.00	times		times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	93	days		days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	3.80	%		%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	27.97	%		%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.39	times		times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	46.76	%		%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%		%
15	OPERATING INCOME TO INTEREST PAID	0.40	times		times
16	NET SALES TO TOTAL LIABILITIES (**)	0.02	times		times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.28	times		times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.28	times		times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.11	times		times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	24.42	%		%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(31.25)	%		%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	22.33	%		%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.04)	times		times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	142.60	%		%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(42.60)	%		%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%		

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-5251

STOCK EXCHANGE CODE: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

QUARTER: **3** YEAR: **2002**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.16		$	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.16		$	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$	
8	CARRYING VALUE PER SHARE	$ 3.57		$	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares		shares
11	MARKET PRICE TO CARRYING VALUE	1.09	times		times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	34.94	times		times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times		times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE No. 82-5251

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**

AMERICA TELECOM, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **SIN CONSOLIDAR**

AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**18,545,054**	**100**		**100**
2	**ACTIVO CIRCULANTE**	**581,090**	**3**		
3	EFECTIVO E INVERSIONES TEMPORALES	515,263	3		
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	43,844	0		
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	16,859	0		
6	INVENTARIOS	0	0		
7	OTROS ACTIVOS	5,124	0		
8	**LARGO PLAZO**	**17,806,378**	**96**		
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0		
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	17,806,378	96		
11	OTRAS INVERSIONES	0	0		
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**0**	**0**		
13	INMUEBLES	0	0		
14	MAQUINARIA Y EQUIPO INDUSTRIAL	0	0		
15	OTROS EQUIPOS	0	0		
16	DEPRECIACION ACUMULADA	0	0		
17	CONSTRUCCIONES EN PROCESO	0	0		
18	**ACTIVO DIFERIDO (NETO)**	**157,586**	**1**		
19	**OTROS ACTIVOS**	**0**	**0**		
20	**PASIVO TOTAL**	**5,186,711**	**100**		**100**
21	**PASIVO CIRCULANTE**	**2,109,576**	**41**		
22	PROVEEDORES	0	0		
23	CREDITOS BANCARIOS	1,089,616	21		
24	CREDITOS BURSATILES	0	0		
25	IMPUESTOS POR PAGAR	0	0		
26	OTROS PASIVOS CIRCULANTES	1,019,960	20		
27	**PASIVO A LARGO PLAZO**	**3,077,135**	**59**		
28	CREDITOS BANCARIOS	3,077,135	59		
29	CREDITOS BURSATILES	0	0		
30	OTROS CREDITOS	0	0		
31	**CREDITOS DIFERIDOS**	**0**	**0**		
32	**OTROS PASIVOS**	**0**	**0**		
33	**CAPITAL CONTABLE**	**13,358,343**	**100**		**100**
36	**CAPITAL CONTRIBUIDO**	**4,443,887**	**33**		
37	CAPITAL SOCIAL PAGADO (NOMINAL)	960,750	7		
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	3,103,048	23		
39	PRIMA EN VENTA DE ACCIONES	380,089	3		
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0		
41	**CAPITAL GANADO (PERDIDO)**	**8,914,456**	**67**		
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,842,545	44		
43	RESERVA PARA RECOMPRA DE ACCIONES	1,493,955	11		
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	949,129	7		
45	RESULTADO NETO DEL EJERCICIO	628,827	5		

FILE No. 82-5251

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **SIN CONSOLIDAR**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**515,263**	**100**		**100**
46	EFECTIVO	59	0		
47	INVERSIONES TEMPORALES	515,204	100		
18	**CARGOS DIFERIDOS**	**157,586**	**100**		**100**
48	GASTOS AMORTIZABLES (NETO)	0	0		
49	CREDITO MERCANTIL	129,146	82		
50	IMPUESTOS DIFERIDOS	28,440	18		
51	OTROS	0	0		
21	**PASIVO CIRCULANTE**	**2,109,576**	**100**		**100**
52	PASIVOS EN MONEDA EXTRANJERA	2,099,988	100		
53	PASIVOS EN MONEDA NACIONAL	9,588	0		
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**		**100**
54	PAPEL COMERCIAL		0		
55	PAGARE DE MEDIANO PLAZO		0		
56	PORCION CIRCULANTE DE OBLIGACIONES		0		
26	**OTROS PASIVOS CIRCULANTES**	**1,019,960**	**100**		**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	1,010,371	99		
58	OTROS PASIVOS CIRCULANTES SIN COSTO	9,589	1		
27	**PASIVO A LARGO PLAZO**	**3,077,135**	**100**		**100**
59	PASIVO EN MONEDA EXTRANJERA	325,435	11		
60	PASIVO EN MONEDA NACIONAL	2,751,700	89		
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**		**100**
61	OBLIGACIONES		0		
62	PAGARE DE MEDIANO PLAZO		0		
30	**OTROS CREDITOS**	**0**	**100**		**100**
63	OTROS CREDITOS CON COSTO		0		
64	OTROS CREDITOS SIN COSTO		0		
31	**CREDITOS DIFERIDOS**	**0**	**100**		**100**
65	CREDITO MERCANTIL		0		
66	IMPUESTOS DIFERIDOS		0		
67	OTROS		0		
32	**OTROS PASIVOS**	**0**	**100**		**100**
68	RESERVAS		0		
69	OTROS PASIVOS		0		
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**949,129**	**100**		**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0		
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETA-RIOS	949,129	100		

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **SIN CONSOLIDAR**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	(1,528,486)	
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	
74	NUMERO DE FUNCIONARIOS (*)	0	
75	NUMERO DE EMPLEADOS (*)	0	
76	NUMERO DE OBREROS (*)	0	
77	NUMERO DE ACCIONES EN CIRCULACION (*)	3,746,590,999	
78	NUMERO DE ACCIONES RECOMPRADAS (*)	188,485,077	

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V. FILE No. 82-5251
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

SIN CONSOLIDAR

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**110,336**	**100**		**100**
2	COSTO DE VENTAS	0	0		
3	**RESULTADO BRUTO**	**110,336**	**100**		
4	GASTOS DE OPERACION	0	0		
5	**RESULTADO DE OPERACION**	**110,336**	**100**		
6	COSTO INTEGRAL DE FINANCIAMIENTO	142,855	129		
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(32,519)**	**(29)**		
8	OTRAS OPERACIONES FINANCIERAS	11,170	10		
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(43,689)**	**(40)**		
10	PROVISION PARA IMPUESTOS Y P.T.U.	(28,782)	(26)		
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(14,907)**	**(14)**		
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	643,734	583		
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**628,827**	**570**		
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0		
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**628,827**	**570**		
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0		
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0		
18	**RESULTADO NETO**	**628,827**	**570**		

FILE No. 82-5251

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

SIN CONSOLIDAR

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**110,336**	**100**		**100**
21	NACIONALES	110,336	100		
22	EXTRANJERAS	0	0		
23	CONVERSION EN DOLARES (***)	0	0		
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**142,855**	**100**		**100**
24	INTERESES PAGADOS	275,721	193		
25	PERDIDA EN CAMBIOS	258,249	181		
26	INTERESES GANADOS	66,477	47		
27	GANANCIA EN CAMBIOS	159,893	112		
28	RESULTADO POR POSICION MONETARIA	(164,745)	(115)		
8	**OTRAS OPERACIONES FINANCIERAS**	**11,170**	**100**		**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	11,446	102		
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0		
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	(276)	(2)		
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(28,782)**	**100**		**100**
32	I.S.R.	0	0		
33	I.S.R. DIFERIDO	(28,782)	(100)		
34	P.T.U.	0	0		
35	P.T.U. DIFERIDA	0	0		

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**

AMERICA TELECOM, S.A. DE C.V.

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

SIN CONSOLIDAR

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	110,337	
37	RESULTADO FISCAL DEL EJERCICIO	0	
38	VENTAS NETAS (**)	110,335	
39	RESULTADO DE OPERACION (**)	110,335	
41	RESULTADO NETO (**)	628,796	

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **SIN CONSOLIDAR**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**628,827**	
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	(663,304)	
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**(34,477)**	
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	24,635	
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(9,842)**	
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	373,742	
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(111,645)	
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**262,097**	
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(475,642)**	
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(223,387)	
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	738,650	
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	515,263	

BOLSA MEXICANA DE VALORES, S.A. DE C.V. FILE No. 82-5251
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **SIN CONSOLIDAR**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**(663,304)**	
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	0	
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	
17	+ (-) OTRAS PARTIDAS	(663,304)	
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**24,635**	
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(2,034)	
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	0	
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	26,669	
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	0	
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	0	
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**373,742**	
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(1,562,664)	
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	792,111	
25	+ DIVIDENDOS COBRADOS	133,924	
26	+ OTROS FINANCIAMIENTOS	1,010,371	
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(111,645)**	
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(6,500)	
31	(-) DIVIDENDOS PAGADOS	0	
32	+ PRIMA EN VENTA DE ACCIONES	(105,145)	
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(475,642)**	
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(475,642)	
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	0	
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	
39	+ (-) OTRAS PARTIDAS	0	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

RAZONES Y PROPORCIONES
INFORMACION SIN CONSOLIDAR

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	569.92	%		%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	4.71	%		%
3	RESULTADO NETO A ACTIVO TOTAL (**)	3.39	%		%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%		%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	26.20	%		%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.01	veces		veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.00	veces		veces
8	ROTACION DE INVENTARIOS (**)	0.00	veces		veces
9	DIAS DE VENTAS POR COBRAR	93	días		días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	3.80	%		%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	27.97	%		%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.39	veces		veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	46.76	%		%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%		%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.40	veces		veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.02	veces		veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.28	veces		veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.28	veces		veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.11	veces		veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	24.42	%		%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	(31.25)	%		%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	22.33	%		%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(0.04)	veces		veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	142.60	%		%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(42.60)	%		%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	0.00	%		%

(**) INFORMACION ULTIMOS DOCE MESES

FILE No. 82-5251

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

DATOS POR ACCION
INFORMACION SIN CONSOLIDAR

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .16	$
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .16	$
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$
8	VALOR EN LIBROS POR ACCION	$ 3.57	$
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.09 veces	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	34.94 veces	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**107,515,676**	100		100
2	**ACTIVO CIRCULANTE**	**16,721,880**	**16**		
3	EFECTIVO E INVERSIONES TEMPORALES	5,534,137	5		
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	4,383,230	4		
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	3,536,314	3		
6	INVENTARIOS	2,316,665	2		
7	OTROS ACTIVOS	951,534	1		
8	**LARGO PLAZO**	**6,010,778**	**6**		
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0		
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	5,872,491	5		
11	OTRAS INVERSIONES	138,287	0		
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**52,804,584**	**49**		
13	INMUEBLES	0	0		
14	MAQUINARIA Y EQUIPO INDUSTRIAL	69,149,841	64		
15	OTROS EQUIPOS	0	0		
16	DEPRECIACION ACUMULADA	20,786,979	19		
17	CONSTRUCCIONES EN PROCESO	4,441,722	4		
18	**ACTIVO DIFERIDO (NETO)**	**31,978,434**	**30**		
19	**OTROS ACTIVOS**	**0**	**0**		
20	**PASIVO TOTAL**	**64,305,504**	100		100
21	**PASIVO CIRCULANTE**	**24,595,937**	**38**		
22	PROVEEDORES	0	0		
23	CREDITOS BANCARIOS	9,481,180	15		
24	CREDITOS BURSATILES	0	0		
25	IMPUESTOS POR PAGAR	1,465,891	2		
26	OTROS PASIVOS CIRCULANTES	13,648,866	21		
27	**PASIVO A LARGO PLAZO**	**35,928,312**	**56**		
28	CREDITOS BANCARIOS	35,928,312	56		
29	CREDITOS BURSATILES	0	0		
30	OTROS CREDITOS	0	0		
31	**CREDITOS DIFERIDOS**	**3,781,255**	**6**		
32	**OTROS PASIVOS**	**0**	**0**		
33	**CAPITAL CONTABLE**	**43,210,172**	100		100
34	**PARTICIPACION MINORITARIA**	**29,851,829**	**69**		
35	**CAPITAL CONTABLE MAYORITARIO**	**13,358,343**	**31**		
36	**CAPITAL CONTRIBUIDO**	**4,443,887**	**10**		
37	CAPITAL SOCIAL PAGADO (NOMINAL)	960,750	2		
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	3,103,048	7		
39	PRIMA EN VENTA DE ACCIONES	380,089	1		
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0		
41	**CAPITAL GANADO (PERDIDO)**	**8,914,456**	**21**		
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	5,842,545	14		
43	RESERVA PARA RECOMPRA DE ACCIONES	1,493,955	3		
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	949,129	2		
45	RESULTADO NETO DEL EJERCICIO	628,827	1		

BOLSA MEXICANA DE VALORES, S.A. DE C.V. FILE No. 82-5251
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO
Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**5,534,137**	100		100
46	EFECTIVO	1,949,025	35		
47	INVERSIONES TEMPORALES	3,585,112	65		
18	**CARGOS DIFERIDOS**	**31,978,434**	100		100
48	GASTOS AMORTIZABLES (NETO)	0	0		
49	CREDITO MERCANTIL	10,824,525	34		
50	IMPUESTOS DIFERIDOS	0	0		
51	OTROS	21,153,909	66		
21	**PASIVO CIRCULANTE**	**24,595,937**	100		100
52	PASIVOS EN MONEDA EXTRANJERA	8,741,551	36		
53	PASIVOS EN MONEDA NACIONAL	15,854,386	64		
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	100		100
54	PAPEL COMERCIAL	0	0		
55	PAGARE DE MEDIANO PLAZO	0	0		
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0		
26	**OTROS PASIVOS CIRCULANTES**	**13,648,866**	100		100
57	OTROS PASIVOS CIRCULANTES CON COSTO	1,010,371	7		
58	OTROS PASIVOS CIRCULANTES SIN COSTO	12,638,495	93		
27	**PASIVO A LARGO PLAZO**	**35,928,312**	100		100
59	PASIVO EN MONEDA EXTRANJERA	24,125,260	67		
60	PASIVO EN MONEDA NACIONAL	11,803,052	33		
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	100		100
61	OBLIGACIONES	0	0		
62	PAGARE DE MEDIANO PLAZO	0	0		
30	**OTROS CREDITOS**	**0**	100		100
63	OTROS CREDITOS CON COSTO		0		
64	OTROS CREDITOS SIN COSTO		0		
31	**CREDITOS DIFERIDOS**	**3,781,255**	100		100
65	CREDITO MERCANTIL	0	0		
66	IMPUESTOS DIFERIDOS	2,069,883	55		
67	OTROS	1,711,372	45		
32	**OTROS PASIVOS**	**0**	100		100
68	RESERVAS	0	0		
69	OTROS PASIVOS	0	0		
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**949,129**	100		100
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0		
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	949,129	100		

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	(7,874,057)	
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	
74	NUMERO DE FUNCIONARIOS (*)	1,338	
75	NUMERO DE EMPLEADOS (*)	12,726	
76	NUMERO DE OBREROS (*)	3,223	
77	NUMERO DE ACCIONES EN CIRCULACION (*)	3,746,590,999	
78	NUMERO DE ACCIONES RECOMPRADAS (*)	188,485,077	

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V. FILE No. 82-5251
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**40,502,307**	**100**		**100**
2	COSTO DE VENTAS	22,973,397	57		
3	**RESULTADO BRUTO**	**17,528,910**	**43**		
4	GASTOS DE OPERACION	8,696,574	21		
5	**RESULTADO DE OPERACION**	**8,832,336**	**22**		
6	COSTO INTEGRAL DE FINANCIAMIENTO	2,401,226	6		
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**6,431,110**	**16**		
8	OTRAS OPERACIONES FINANCIERAS	(55,281)	0		
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**6,486,391**	**16**		
10	PROVISION PARA IMPUESTOS Y P.T.U.	2,811,345	7		
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**3,675,046**	**9**		
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(1,849,640)	(5)		
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,825,406**	**5**		
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0		
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,825,406**	**5**		
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0		
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0		
18	**RESULTADO NETO**	**1,825,406**	**5**		
19	PARTICIPACION MINORITARIA	1,196,579	3		
20	**RESULTADO NETO MAYORITARIO**	**628,827**	**2**		

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**40,502,307**	**100**		**100**
21	NACIONALES	29,191,281	72		
22	EXTRANJERAS	11,311,026	28		
23	CONVERSION EN DOLARES (***)	1,125,699	3		
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**2,401,226**	**100**		**100**
24	INTERESES PAGADOS	2,779,004	116		
25	PERDIDA EN CAMBIOS	2,029,507	85		
26	INTERESES GANADOS	913,309	38		
27	GANANCIA EN CAMBIOS	113,412	5		
28	RESULTADO POR POSICION MONETARIA	(1,380,564)	(57)		
8	**OTRAS OPERACIONES FINANCIERAS**	**(55,281)**	**100**		**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(54,931)	(99)		
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0		
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	(350)	(1)		
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**2,811,345**	**100**		**100**
32	I.S.R.	2,531,205	90		
33	I.S.R. DIFERIDO	108,580	4		
34	P.T.U.	171,560	6		
35	P.T.U. DIFERIDA	0	0		

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**

AMERICA TELECOM, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	40,502,308	
37	RESULTADO FISCAL DEL EJERCICIO	0	
38	VENTAS NETAS (**)	51,872,538	
39	RESULTADO DE OPERACION (**)	9,273,338	
40	RESULTADO NETO MAYORITARIO (**)	628,828	
41	RESULTADO NETO (**)	1,825,407	

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. FILE No. 82-5251
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
1	**RESULTADO NETO**	**1,825,406**	
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	4,162,320	
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**5,987,726**	
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(4,833,400)	
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,154,326**	
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	19,159,768	
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(393,396)	
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**18,766,372**	
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(28,041,795)**	
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	(8,121,097)	
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	13,655,234	
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	5,534,137	

FILE No. 82-5951

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**4,162,320**	
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	6,011,988	
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	(1,849,668)	
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	
17	+ (-) OTRAS PARTIDAS	0	
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(4,833,400)**	
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(1,615,214)	
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	1,291,762	
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(7,259,251)	
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	0	
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	2,749,303	
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**19,159,768**	
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	1,286,913	
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	17,872,855	
25	+ DIVIDENDOS COBRADOS	0	
26	+ OTROS FINANCIAMIENTOS	0	
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(393,396)**	
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(6,500)	
31	(-) DIVIDENDOS PAGADOS	(281,751)	
32	+ PRIMA EN VENTA DE ACCIONES	(105,145)	
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(28,041,795)**	
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(1,748,273)	
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(15,370,531)	
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	
39	+ (-) OTRAS PARTIDAS	(10,922,991)	

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	4.51	%		%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	4.71	%		%
3	RESULTADO NETO A ACTIVO TOTAL (**)	1.70	%		%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%		%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	75.63	%		%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.48	veces		veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.98	veces		veces
8	ROTACION DE INVENTARIOS (**)	4.00	veces		veces
9	DIAS DE VENTAS POR COBRAR	25	días		días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	6.35	%		%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	59.81	%		%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.49	veces		veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	51.11	%		%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	68.04	%		%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.18	veces		veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.81	veces		veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.68	veces		veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.59	veces		veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.26	veces		veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	22.50	%		%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	14.78	%		%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(11.93)	%		%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	0.42	veces		veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	102.10	%		%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(2.10)	%		%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	54.81	%		%

(**) INFORMACION ULTIMOS DOCE MESES

FILE No. 82-5251

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .16	$
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .16	$
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$
8	VALOR EN LIBROS POR ACCION	$ 3.57	$
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.09 veces	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	34.94 veces	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	veces

(**) INFORMACION ULTIMOS DOCE MESES

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

LA DEUDA NO CONSOLIDADA AL TERCER TRIMESTRE TOTALIZÓ 5,177 MILLONES DE PESOS, DE LOS CUALES EL 59% ES DE LARGO PLAZO, MIENTRAS QUE LA DEUDA NETA FUE DE 4,662 MILLONES DE PESOS.

LA POSICIÓN ACCIONARIA DE AMTEL EN AMÉRICA MÓVIL (AMX) AL 30 DE SEPTIEMBRE ALCANZÓ 32.8%, AL CONTAR CON 4,241 MILLONES DE ACCIONES.

AMÉRICA MÓVIL ADICIONÓ UN POCO MÁS DE 1 MILLÓN DE NUEVOS SUSCRIPTORES EN EL TERCER TRIMESTRE DEL AÑO, ASÍ LA BASE DE CLIENTES DE TELEFONÍA INALÁMBRICA ALCANZÓ 29.9 MILLONES DE SUSCRIPTORES AL CIERRE DE SEPTIEMBRE Y EN LÍNEAS FIJAS 771 MIL LÍNEAS.

LAS VENTAS DE AMÉRICA MÓVIL FUERON DE 15.5 MILES DE MILLONES DE PESOS EN EL TERCER TRIMESTRE, INCLUYENDO AQUELLOS DE TELECOM AMERICAS, QUE DESDE ESTE TRIMESTRE SON CONSOLIDADOS EN AMÉRICA MÓVIL, A SEPTIEMBRE LOS INGRESOS TOTALES ACUMULADOS FUERON DE 40.5 MILES DE MILLONES DE PESOS, 27.9% MAYORES A LOS DEL AÑO ANTERIOR.

LA EBITDA DE AMÉRICA MÓVIL (UTILIDAD DE OPERACIÓN MÁS DEPRECIACIÓN Y AMORTIZACIÓN) ALCANZÓ 5.8 MILES DE MILLONES DE PESOS EN EL TRIMESTRE, EQUIVALENTES AL 37.4% DE LOS INGRESOS TOTALES Y 14.7 MILES DE MILLONES DE PESOS ACUMULADOS EN LOS PRIMEROS NUEVE MESES DEL AÑO. LA UTILIDAD NETA FUE DE 256 MILLONES DE PESOS EN EL TRIMESTRE, ACUMULANDO EN EL AÑO CASI 2 MIL MILLONES DE PESOS

AMÉRICA MÓVIL GENERÓ 2.8 MILES DE MILLONES DE PESOS EN FLUJO LIBRE DE EFECTIVO DURANTE EL TRIMESTRE, PRÁCTICAMENTE CADA UNA DE SUS OPERACIONES TUVO UN FLUJO LIBRE DE EFECTIVO POSITIVO DURANTE EL PERIODO.

EN SEPTIEMBRE, AMÉRICA MÓVIL PAGÓ POR ADELANTADO, CON UN DESCUENTO, NOTAS LIBRES DE INTERÉS DEBIDAS A BELL CANADA INTERNATIONAL POR 50 MILLONES DE DÓLARES, POR LO TANTO, REDUJO A 170 MILLONES DE DÓLARES EL MONTO DE LAS NOTAS RESTANTES.

LA DEUDA NETA DE AMÉRICA MÓVIL SE INCREMENTÓ A 38.6 MILES DE MILLONES DE PESOS, REFLEJANDO LA CONSOLIDACIÓN DE LA DEUDA DE TELECOM AMERICAS Y LOS NUEVOS MONTOS DEBIDOS A BELL CANADA INTERNATIONAL EN RELACIÓN CON LA COMPRA DE SU PARTICIPACIÓN EN TELECOM AMERICAS. HA HABIDO UNA REDUCCIÓN CONSIDERABLE DE LAS DEUDAS AGREGADAS DE AMÉRICA MÓVIL Y TELECOM AMERICAS, DE UN TOTAL DE 5.7 MILES DE MILLONES DE DÓLARES EQUIVALENTES AL FINAL DE 2001 A 4.3 MILES DE MILLONES DE DÓLARES AL CIERRE DE SEPTIEMBRE DE 2002. LA ESTRUCTURA DEL PLAZO DE LA DEUDA HA MEJORADO VISIBLEMENTE, CON LA PORCIÓN DE DEUDA DE CORTO PLAZO CAYENDO DE 41.3% A 19.7% EN EL PERIODO.

ENTRE LOS ACONTECIMIENTOS RELEVANTES, SE LE OTORGÓ A AMÉRICA MÓVIL UNA LICENCIA PARA OPERAR SERVICIOS PCS EN NICARAGUA, EL COSTO DE LA LICENCIA FUE DE 7 MILLONES DE DÓLARES.

EL PRIMERO DE OCTUBRE FUE LA FECHA DEL LANZAMIENTO COMERCIAL DE LOS SERVICIOS GSM DE TELCEL, CON LOS SERVICIOS DE GPRS DISPONIBLES DE MANERA INMEDIATA.

NOTAS COMPLEMENTARIAS A LA INFORMACION FINANCIERA (1)

ANEXO 2

CONSOLIDADO
Impresión Final

La Compañía es una sociedad anónima de capital variable, debidamente constituida bajo las leyes de México, denominada América Telecom, S.A. de C.V.

Constitución

La Compañía fue constituida como sociedad anónima de capital variable, de acuerdo a la escritura pública número 108,937 de fecha 5 de diciembre de 2001 ante la fe del Notario Público No. 129 del Distrito Federal, Licenciado Ignacio Soto Borja y Anda, inscrita en el Registro Público de Comercio del Distrito Federal bajo el Folio Mercantil No. 282297 de fecha 13 de diciembre de 2001.

Objeto Social

Como se ha mencionado, la Compañía es una tenedora de acciones pura y prácticamente todas las operaciones de la Compañía son llevadas a cabo a través de su subsidiaria América Móvil.

La Compañía de conformidad con sus estatutos sociales, tiene como objeto, entre otras las siguientes actividades:

"a) Adquirir interés o participación en otras sociedades mercantiles o civiles, formando parte en su constitución o adquiriendo acciones o participaciones en las ya constituidas, así como enajenar o traspasar tales acciones o participaciones, y la realización de todos los actos procedentes que le correspondan como sociedad controladora de aquéllas sociedades de las que llegare a ser titular de la mayoría de sus acciones o partes sociales, b) Promover, organizar y administrar toda clase de sociedades mercantiles o civiles, c) Proporcionar a sociedades mercantiles o asociaciones civiles, servicios administrativos, de organización, fiscales, legales, de asesoría y consultoría técnica en materia industrial, contable, mercantil o financiera y en general cualquier clase de asesoría a empresas, d) Otorgar préstamos a sociedades mercantiles o civiles en las que tenga interés o participación mayoritaria o que pueda ejercitar la facultad de designar la mayoría de los órganos de administración, e) Suscribir títulos de crédito, aceptarlos, así como endosarlos, avalarlos y gravarlos en cualquier forma que sea, en los términos del Artículo 9o. de la Ley General de Títulos y Operaciones de Crédito, y avalar o garantizar en cualquier forma el cumplimiento de las obligaciones a cargo de las sociedades en las que tenga participación mayoritaria o que pueda ejercitar la facultad de designar la mayoría de los órganos de Administración o de cualquier tercero, f) Comprar, vender, vender en corto, al contado, a futuro o a plazo, acciones, obligaciones, papel comercial, certificados bursátiles, aceptaciones bancarias, cetes y en general, cualquier título de crédito o valor; dar o recibir en garantía, dar o recibir en préstamos títulos de crédito, obtener y otorgar créditos para la compra venta de títulos de crédito y ser agente, comisionista o representante de empresas nacionales o extranjeras, g) Comprar, vender, construir, edificar, administrar, dar o tomar en arrendamiento, explotar y negociar con terrenos, casas, edificios y en general con toda clase de bienes inmuebles, así como adquirir los derechos reales sobre los mismos que sean indispensables para su objeto social, h) Comprar, vender, arrendar, importar, exportar, poseer, dar o tomar en prenda y negociar cualquier título con maquinaria, equipo, materiales de construcción y en general, con toda clase de bienes muebles, i) Urbanizar, pavimentar, edificar, construir, planear, diseñar,

decorar, hacer las instalaciones de agua potable, sanitarias, eléctricas y de cualquier otra clase que se requieran de dichos inmuebles, j) Proporcionar servicios de ingeniería, arquitectura y técnicos a toda clase de negociaciones, k) Dar asesoría, hacer toda clase de estudios de urbanismo y planeación territorial y todo lo relacionado con desarrollo urbano y asentamientos humanos, l) Contratar activa o pasivamente toda clase de prestaciones de servicios, celebrar contratos, convenios, así como adquirir títulos, patentes, marcas industriales, nombres comerciales, opciones y preferencias, derecho de propiedad literaria, industrial, artística o concesiones de alguna autoridad, m) Adquirir acciones, participaciones, partes de interés, obligaciones de toda clase de empresas o sociedades, formar parte de ellas y entrar en comandita, n) Aceptar o conferir toda clase de comisiones mercantiles y mandatos, obrando en su propio nombre o en nombre del comitente o mandante, o) Garantizar, por cualquier medio legal, en forma gratuita u onerosa, incluyendo la constitución de derechos reales y afectaciones fiduciarias, el cumplimiento de obligaciones de terceras personas, físicas o morales, nacionales o extranjeras y constituirse como deudor solidario de terceras personas, físicas o morales, nacionales o extranjeras, p) En general, realizar y celebrar todos los actos, contratos y operaciones conexos, accesorios o accidentales que sean necesarios o convenientes para la realización de los objetos anteriores."

Duración

La duración de la Compañía es de noventa y nueve años, contados, a partir del 5 de diciembre de 2001.

Giro Principal

La Compañía tiene como giro principal, el propio de una compañía controladora pura, sin embargo, sus empresas subsidiarias y afiliadas se dedican principalmente a la industria de las telecomunicaciones.

Domicilio y Teléfonos

Las oficinas principales de la Compañía se encuentran ubicadas en Avenida Insurgentes Sur No. 3500, planta baja, Colonia Peña Pobre, C.P. 14060, México, D.F. El número telefónico de la Compañía es el 5223-3579 y 5223-3978.

Historia

La Compañía nació como resultado de la escisión de Telecom acordada en su asamblea general extraordinaria de accionistas celebrada el 30 de noviembre de 2001, con objeto de separar, entre otros activos y pasivos, en la Compañía la titularidad de las acciones de América Móvil cuya actividad primordial se desarrolla en la industria de telecomunicaciones, incluyendo los derechos de diversos contratos de opción de compra y venta de American Depositary Shares ("ADS's") que representan acciones de América Móvil.

Antecedentes de la Adquisición de las Subsidiarias y Asociadas de la Compañía

El 24 de junio de 1996, con la constitución de Telecom, todas las acciones de Telmex que eran propiedad de GCarso se transmitieron a Telecom, así como las opciones adquiridas igualmente por GCarso.

En el mes de septiembre de 2000, Telmex anunció que escindiría el negocio de

telefonía celular y la mayoría de sus inversiones internacionales para crear una nueva compañía, América Móvil. El propósito de la escisión, aprobada por el Consejo de Administración de Telmex, fue crear dos compañías con administraciones distintas enfocadas cada una a su negocio, para poder capitalizar de forma rápida y eficiente los retos y oportunidades que pudieran surgir en sus respectivos mercados. Los accionistas de Telmex recibieron un número igual de acciones de América Móvil.

En el mes de Noviembre de 2000 surtió plenos efectos la escisión de Telmex. Una vez que los procesos de registro de América Móvil fueron aprobados por las autoridades mexicanas y extranjeras, sus acciones serie L, A y ADS's empezaron a cotizar en las bolsas de México, Nueva York y Madrid durante el primer trimestre de 2001.

América Móvil se convirtió en el proveedor de servicios inalámbricos más grande de América Latina y en uno de los diez mas grandes del mundo. Esta conformado por el negocio de telefonía celular en México, y la mayoría de las inversiones internacionales que Telmex había realizado durante los últimos años.

La Compañía nació como producto de la escisión en Telecom el 30 de noviembre de 2001, con el objeto de separar las actividades relacionadas al sector de telefonía inalámbrica y otros negocios internacionales.

La Compañía es una empresa controladora pura de acciones de otras compañías, principalmente de América Móvil, que, proporciona servicios de telecomunicaciones a nivel nacional e internacional a clientes residenciales y comerciales que operan en una amplia gama de actividades. Como controladora pura, la Compañía no realiza operaciones propias, todas las operaciones son llevadas a cabo por las subsidiarias de la compañía, principalmente América Móvil.

A la fecha, del valor total de mercado de las inversiones de la Compañía, aproximadamente el 99.99% esta invertido en acciones emitidas por América Móvil, por lo que la información de esta se considera relevante para que los inversionistas puedan formarse una opinión informada acerca de los resultados de operación y situación financiera de la Compañía.

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS

S 18 ACTIVO DIFERIDO

EL ACTIVO DIFERIDO ASCIENDE A $ 31,978,434 AL 30 DE SEPTIEMBRE DEL 2002, DE LOS CUALES $ 5,070,866 CORRESPONDEN A LA ADQUISICION DE CONCESIONES PARA OPERAR BANDAS DE FRECUENCIAS DEL ESPECTRO RADIOELECTRICO PARA LA PRESTACION DE SERVICIOS DE TELEFONIA INALAMBRICA FIJA Y MOVIL, MISMAS QUE SE ESTAN AMORTIZANDO A 10 AÑOS, $ 10,824,525 DE CREDITO MERCANTIL QUE AMERICA TELECOM Y SUS SUBSIDIARIAS RECONOCEN POR LA ADQUISICION DE ACCIONES DE DIVERSAS EMPRESAS.

S 23 Y S 28 CREDITOS BANCARIOS

EN ESTE RUBRO SE PRESENTAN LOS CREDITOS BANCARIOS ATADOS A PROGRAMAS DE COMPRA

DE PROVEEDORES, QUE TRADICIONALMENTE SE HAN REGISTRADO EN EL ESTADO DE SITUACION FINANCIERA EN EL RUBRO DE PROVEEDORES, DEBIDO A QUE EN EL ESTADO DE SITUACION FINANCIERA SIFIC/ICS NO EXITE APERTURA DE PROVEEDORES A LARGO PLAZP.

S 44 EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE

AL 30 DE SEPTIEMBRE DEL 2002, ESTE RUBRO SE INTEGRA DE LA SIGUIENTE FORMA: EL RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS ASCIENDE A $ 1,222,831 Y CON UN EFECTO DE CONVERSION POR $ (273,702).

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR CTUAL (3
SUBSIDIARIAS					
1 AMERICA MOVIL, S.A.DE C.V.	COMUNICACIONES	4,240,941,400	32.39	12,493,407	17,479,180
2 CORP. EMPRESARIAL EN COMUNICACIONES	ADMON. DE SOCIEDADES	557,749,999	100.00	557,750	327,198
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**13,051,157**	**17,806,378**
ASOCIADAS					
1 ORCA	REC DE CARTERA	459,124,621	45.00	459,125	493,551
2 TECNOLOGY AND INTERNET	DATOS	403	40.30	811,969	230,302
3 TECHNOLOGY FUND ONE	DATOS	250	25.00	11,270	8,148
4 COMPUSA	COMERCIALIZADORA	49	49.00	4,370,314	4,497,737
5 CONST Y SERV INT		100	100.00	6	41
6 TECHTEL	BANDA ANCHA	90,245,549	60.00	499,483	642,712
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**6,152,167**	**5,872,491**
OTRAS INVERSIONES PERMANENTES					**138,287**
TOTAL					**23,817,156**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**

AMERICA TELECOM, S.A. DE C.V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	939,947	209,308	730,639	3,335,040	2,793,948	1,271,731
MAQUINARIA	42,636,731	8,258,645	34,378,086	9,542,018	4,753,270	39,166,834
EQUIPO DE TRANSPORTE	174,203	106,409	67,794	37,800	29,420	76,174
EQUIPO DE OFICINA	400,427	137,165	263,262	121,526	74,366	310,422
EQUIPO DE COMPUTO	1,939,296	1,133,011	806,285	208,391	208,987	805,689
OTROS	6,468,953	720,655	5,748,298	529,859	142,168	6,135,989
TOTAL DEPRECIABLES	**52,559,557**	**10,565,193**	**41,994,364**	**13,774,634**	**8,002,159**	**47,766,839**
ACTIVOS NO DEPRECIABLES						
TERRENOS	428,432	0	428,432	600,278	0	1,028,710
CONSTRUCCIONES EN PROCESO	3,565,372	0	3,565,372	25,477	0	3,590,849
OTROS	418,186	0	418,186	0	0	418,186
TOTAL NO DEPRECIABLES	**4,411,990**	**0**	**4,411,990**	**625,755**	**0**	**5,037,745**
TOTAL	**56,971,547**	**10,565,193**	**46,406,354**	**14,400,389**	**8,002,159**	**52,804,584**

OBSERVACIONES

FILE No. 82-5251

CLAVE DE COTIZACION: AMTEL
AMERICA TELECOM, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2002**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
ABN-AMRO CITIBANK	03/11/2007	2.33	0	0	0	0	0	0	0	0	0	403,116	403,116	403,116	403,116	604,686
CITIBANK	01/12/2002	3.29	0	0	0	0	0	0	0	0	271,871	0	44,961	30,154	13,199	0
CITIBANK (PRESTAMO SINDICADO	07/01/2005	3.29	0	0	0	0	0	0	0	0	0	1,554,430	0	0	6,245,663	0
BANCOMEXT	29/05/2006	3.29	0	0	0	0	0	0	0	305,301	0	0	0	0	0	0
BANCO INDUSTRIAL	01/09/2003	3.50	0	0	0	0	0	0	0	0	0	165,799	0	0	0	0
BANCO GT&CONTINENTAL	01/11/2002	9.00	0	0	0	0	0	0	0	0	77,465	0	0	0	0	0
EKN	14/09/2008	4.29	0	0	0	0	0	0	0	0	0	985,359	0	0	0	4,725,499
NIB	15/06/2005	3.29	0	0	0	0	0	0	0	0	0	0	0	0	305,301	0
EDC	15/07/2009	3.34	0	0	0	0	0	0	0	0	0	0	0	0	0	445,200
JP MORGAN	19/01/2004	2.45	0	0	0	0	0	0	0	0	0	852,732	2,544,175	0	0	0
BANK OF AMERICA	16/01/2004	2.28	0	0	0	0	0	0	0	0	0	0	2,035,340	0	0	0
BANORTE	14/08/2004	8.32	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
IBM	01/01/2004	9.80	0	0	0	0	0	0	0	0	0	4,099	138	15	0	0
BANCO SANTANDER HARRIS	06/12/2002	8.15	0	0	0	0	0	0	0	0	11,001	0	0	0	0	0
MITSUI & CO.	06/12/2002	5.79	0	0	0	0	0	0	0	0	207,679	0	0	0	0	0
ERICSSON	30/10/2005	6.13	0	0	0	0	0	0	0	0	0	0	2,147,284	0	0	0
DEBENTURES BRASIL	31/03/2003	19.30	0	0	0	0	0	0	0	0	0	798,917	0	0	0	0
BNDES A,B Y C BRASIL	15/10/2006	13.32	0	0	0	0	0	0	0	0	0	506,006	564,949	564,949	589,119	520,793
DEUDA CORP NOTA TESS-CARSO	08/04/2004	3.72	0	0	0	0	0	0	0	0	0	710,556	744,282	0	0	0
OTROS	23/03/2009	8.96	0	0	0	0	0	0	0	0	0	94,334	33,278	3,826	509	121,856
PAGARE BANCARIO	07/10/2002	3.70	0	0	152,500	0	0	0	0	0	0	0	0	0	0	0
PAGARE BANCARIO	04/06/2004		0	2,751,700	0	0	0	0	0	0	0	0	0	0	0	0
CHASE MANHATAN BANK	18/09/2003		0	0	0	0	0	0	0	0	0	937,116	0	0	0	0
CHASE MANHATAN BANK	04/11/2003		0	0	0	0	0	0	0	0	0	0	325,435	0	0	0
ORGANISMOS FINANCIEROS																
CERTIFICADO BURSATIL	18/10/2006	13.49	1,750,000	8,251,352	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			1,750,000	11,803,052	152,500	0	0	0	0	305,301	568,216	7,010,464	8,842,958	1,002,060	7,556,907	6,418,034

FILE No. 82-5251

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
OTROS PASIVOS			12,638,495	0	0	0	0	0	0	0	1,010,371	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			12,638,495	0	0	0	0	0	0	0	1,010,371	0	0	0	0	0
			14,388,495	11,803,052	152,500	0	0	0	0	305,301	1,578,587	7,010,464	8,842,958	1,002,060	7,556,907	6,418,034

OBSERVACIONES

ES IMPORTANTE MENCIONAR QUE LAS TASAS Y FECHAS DE VENCIMIENTO DEL ANEXO 5 CORREPONDEN A LOS CREDITOS MAS SIGNIFICATIVOS DEL RUBRO TRATADO EN CADA CASO, YA QUE EN CADA UNO DE ELLOS SE AGRUPAN VARIOS CREDITOS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	4,080	41,481	0	0	41,481
OTROS	87,881	867,155	3	33	867,188
TOTAL	**91,961**	**908,636**	**3**	**33**	**908,669**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	103,749	1,054,787	0	0	1,054,787
INVERSIONES	0	0	0	0	0
OTROS	174,707	1,738,015	0	0	1,738,015
TOTAL	**278,456**	**2,792,802**			**2,792,802**
SALDO NETO	**(186,495)**	**(1,884,166)**	**3**	**33**	**(1,884,133)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**3,082,689**	**31,346,691**	**1,630**	**16,325**	**31,363,016**
PASIVO	**4,483,836**	**45,596,319**			**45,596,319**
CORTO PLAZO	1,958,291	19,900,529	0	0	19,900,529
LARGO PLAZO	2,525,545	25,695,790	0	0	25,695,790
SALDO NETO	**(1,401,147)**	**(14,249,628)**	**1,630**	**16,325**	**(14,233,303)**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	80,836,655	99,335,149	18,498,494	0.92	170,186
FEBRERO	92,961,421	109,015,798	16,054,377	0.07	(2,168)
MARZO	90,566,104	108,837,329	18,271,225	0.51	93,183
ABRIL	93,388,316	113,407,473	20,019,157	0.54	108,103
MAYO	86,920,671	108,616,057	21,695,386	0.20	43,391
JUNIO	90,976,421	113,678,722	22,702,301	0.44	99,890
JULIO	93,024,901	118,656,395	25,631,494	0.28	71,768
AGOSTO	91,227,045	122,269,779	31,042,734	0.38	117,962
SEPTIEMBRE	93,022,879	125,321,291	32,298,412	0.69	222,859
ACTUALIZACION:	0	0	0	0.00	0
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	447,287
OTROS	0	0	0	0.00	8,103
TOTAL					**1,380,564**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8

CONSOLIDADO
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N O A P L I C A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
NO PROCEDE		0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

TRIMESTRE: **3** AÑO: **2002**

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

CONSOLIDADO
Impresión Final

ANEXO 10

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO PROCEDE					

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
VENTA DE EQUIPO				3,444,615			
RENTA MENSUAL				3,908,065			
TIEMPO AIRE				11,425,206			
LARGA DISTANCIA				2,831,838			
OTROS				7,581,557			
TOTAL				29,191,281			

CLAVE DE COTIZACION: **AMTEL**
AMERICA TELECOM, S.A. DE C.V.

TRIMESTRE: **3** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
VENTA DE EQUIPO				1,064,871			
RENTA MENSUAL				2,972,244			
TIEMPO AIRE				3,850,548			
LARGA DISTANCIA				587,491			
OTROS				2,835,872			
TOTAL				11,311,026			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE D **2001** — 7,272,505

Número de acciones en circulación a la misma fecha de la CUFIN : — 3,757,264,999

(En Unidades)

[X] CIFRAS DICTAMINADAS FISCALMENTE

[ ] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
1	A-1	3,757,264,999.00	21/03/2002	42,784.00
2	A-1	3,757,264,999.00	21/06/2002	47,006.00
3	A-1	3,757,264,999.00	26/09/2002	46,415.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO A 31 DE DICIEMBRE DE 2000

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN A 30 DE SEPTIEMBRE DE 2002 — 7,648,348

Número de acciones en circulación a la misma fecha de la CUFIN : — 3,757,264,999

(En Unidades)

CLAVE DE COTIZACIO AMTEL TRIMESTRE: 3 ANO: 2002

RAZON SOCIAL: **AMERICA TELECOM, S.A. DE C.V.**

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** | 7,459

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) | 3,757,264,999

☐ CIFRAS DICTAMINADAS FISCALMENTE ☐ CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE SEPTIEMBRE DE 2002

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferido)	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA A **31** DE SEPTIEMBRE DE 2002 | 7,752

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) | 3,757,264,999

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 0000 (Antes de UFIN reinvertida del ejercicio anterior) | 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) | 0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **AMTEL** TRIMESTRE: **3** AÑO: **2002**
AMERICA TELECOM, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A-1		4	3,746,590,999			3,746,590,999	960,750	
TOTAL			**3,746,590,999**	**0**	**0**	**3,746,590,999**	**960,750**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
3,746,590,999

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE
A-1	188,485,077	6.32300	5.59000

OBSERVACIONES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**

Quarter: 3 Year: 2002

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**176,736,555**	**100**	**267,211,796**	**100**
2	**CURRENT ASSETS**	**45,889,470**	**26**	**55,657,346**	**21**
3	CASH AND SHORT-TERM INVESTMENTS	23,501,376	13	7,213,859	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	18,104,364	10	18,959,583	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	2,858,219	2	5,510,028	2
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	1,425,511	1	23,973,876	9
8	**LONG-TERM**	**1,135,606**	**1**	**3,170,025**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	926,430	1	1,347,916	1
11	OTHER INVESTMENTS	209,176	0	1,822,109	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**117,335,617**	**66**	**114,931,261**	**43**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	253,226,376	143	233,694,055	87
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	142,254,879	80	129,786,783	49
17	CONSTRUCTION IN PROGRESS	6,364,120	4	11,023,989	4
18	**DEFERRED ASSETS (NET)**	**3,701,001**	**2**	**6,488,014**	**2**
19	**OTHER ASSETS**	**8,674,861**	**5**	**86,965,150**	**33**
20	**TOTAL LIABILITIES**	**124,500,241**	**100**	**161,035,476**	**100**
21	**CURRENT LIABILITIES**	**41,466,766**	**33**	**76,132,642**	**47**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	8,375,513	7	18,794,273	12
24	STOCK MARKET LOANS	12,943,190	10	22,406,229	14
25	TAXES TO BE PAID	3,794,159	3	1,328,768	1
26	OTHER CURRENT LIABILITIES	16,353,904	13	33,603,372	21
27	**LONG-TERM LIABILITIES**	**65,546,938**	**53**	**53,252,633**	**33**
28	BANK LOANS	30,552,268	25	26,687,344	17
29	STOCK MARKET LOANS	34,994,670	28	26,565,289	16
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**12,490,844**	**10**	**12,797,793**	**8**
32	**OTHER LIABILITIES**	**4,995,693**	**4**	**18,852,408**	**12**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**52,236,314**	**100**	**106,176,320**	**100**
34	**MINORITY INTEREST**	**41,733,017**	**80**	**83,313,166**	**78**
35	**MAJORITY INTEREST**	**10,503,297**	**20**	**22,863,154**	**22**
36	**CONTRIBUTED CAPITAL**	**5,849,574**	**11**	**10,311,826**	**10**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,251,715	2	2,227,561	2
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,100,150	8	7,202,814	7
39	PREMIUM ON SALES OF SHARES	497,709	1	881,451	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**4,653,723**	**9**	**12,551,328**	**12**
42	RETAINED EARNINGS AND CAPITAL RESERVE	16,069,012	31	17,494,543	16
43	REPURCHASE FUND OF SHARES	1,619,165	3	2,019,115	2
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(14,909,005)	(29)	(10,383,183)	(10)
45	NET INCOME FOR THE YEAR	1,874,551	4	3,420,853	3

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**23,501,376**	**100**	**7,213,859**	**100**
46	CASH	1,332,803	6	666,597	9
47	SHORT-TERM INVESTMENTS	22,168,573	94	6,547,262	91
18	**DEFERRED ASSETS (NET)**	**3,701,001**	**100**	**6,488,014**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	604,168	16	733,011	11
49	GOODWILL	3,096,833	84	5,755,003	89
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**41,466,766**	**100**	**76,132,642**	**100**
52	FOREING CURRENCY LIABILITIES	8,371,159	20	18,109,451	24
53	MEXICAN PESOS LIABILITIES	33,095,607	80	58,023,191	76
24	**STOCK MARKET LOANS**	**12,943,190**	**100**	**22,406,229**	**100**
54	COMMERCIAL PAPER	12,943,190	100	22,406,229	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**16,353,904**	**100**	**33,603,372**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	1,658,923	10	10,230,459	30
58	OTHER CURRENT LIABILITIES WITHOUT COST	14,694,981	90	23,372,913	70
27	**LONG-TERM LIABILITIES**	**65,546,938**	**100**	**53,252,633**	**100**
59	FOREING CURRENCY LIABILITIES	54,467,631	83	51,220,638	96
60	MEXICAN PESOS LIABILITIES	11,079,307	17	2,031,995	4
29	**STOCK MARKET LOANS**	**34,994,670**	**100**	**26,565,289**	**100**
61	BONDS	32,866,750	94	0	0
62	MEDIUM TERM NOTES	2,127,920	6	26,565,289	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**12,490,844**	**100**	**12,797,793**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	10,250,057	82	11,858,547	93
67	OTHERS	2,240,787	18	939,246	7
32	**OTHER LIABILITIES**	**4,995,693**	**100**	**18,852,408**	**100**
68	RESERVES	4,995,693	100	6,891,179	37
69	OTHERS LIABILITIES	0	0	11,961,229	63
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(14,909,005)**	**100**	**(10,383,183)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(14,909,005)	(100)	(10,383,183)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	4,422,704	(20,475,296)
73	PENSIONS FUND AND SENIORITY PREMIUMS	4,995,693	6,891,178
74	EXECUTIVES (*)	139	257
75	EMPLOYERS (*)	12,004	22,789
76	WORKERS (*)	52,228	57,821
77	CIRCULATION SHARES (*)	3,720,066,900	3,757,264,999
78	REPURCHASED SHARES (*)	215,010,143	177,811,077

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**82,162,421**	**100**	**86,053,879**	**100**
2	COST OF SALES	42,027,060	51	40,914,371	48
3	**GROSS INCOME**	**40,135,361**	**49**	**45,139,508**	**52**
4	OPERATING	11,591,707	14	12,517,231	15
5	**OPERATING INCOME**	**28,543,654**	**35**	**32,622,277**	**38**
6	TOTAL FINANCING COST	6,299,148	8	3,438,255	4
7	**INCOME AFTER FINANCING COST**	**22,244,506**	**27**	**29,184,022**	**34**
8	OTHER FINANCIAL OPERATIONS	3,155,370	4	420,207	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**19,089,136**	**23**	**28,763,815**	**33**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	7,499,105	9	12,173,186	14
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**11,590,031**	**14**	**16,590,629**	**19**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(145,820)	0	(748,261)	(1)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**11,444,211**	**14**	**15,842,368**	**18**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	(681,028)	(1)
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**11,444,211**	**14**	**16,523,396**	**19**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**11,444,211**	**14**	**16,523,396**	**19**
19	NET INCOME OF MINORITY INTEREST	9,569,660	12	13,102,543	15
20	**NET INCOME OF MAJORITY INTEREST**	**1,874,551**	**2**	**3,420,853**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**82,162,421**	**100**	**86,053,879**	**100**
21	DOMESTIC	79,969,965	97	84,269,311	98
22	FOREIGN	2,192,456	3	1,784,568	2
23	TRANSLATED INTO DOLLARS (***)	226,105	0	179,121	0
6	**TOTAL FINANCING COST**	**6,299,148**	**100**	**3,438,255**	**100**
24	INTEREST PAID	5,781,880	92	7,327,956	213
25	EXCHANGE LOSSES	4,606,577	73	399,821	12
26	INTEREST EARNED	872,502	14	1,486,829	43
27	EXCHANGE PROFITS	647,621	10	313,868	9
28	GAIN DUE TO MONETARY POSITION	(2,569,186)	(41)	(2,488,825)	(72)
8	**OTHER FINANCIAL OPERATIONS**	**3,155,370**	**100**	**420,207**	**100**
29	OTHER NET EXPENSES (INCOME) NET	3,151,088	100	420,207	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	4,282	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**7,499,105**	**100**	**12,173,186**	**100**
32	INCOME TAX	8,084,943	108	8,755,165	72
33	DEFERED INCOME TAX	(2,802,673)	(37)	983,181	8
34	WORKERS' PROFIT SHARING	2,216,835	30	2,434,840	20
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: TELECOM | QUARTER: 3 | YEAR: 2002

CARSO GLOBAL TELECOM, S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	82,162,422	86,053,880
37	NET INCOME OF THE YEAR	0	302,778
38	NET SALES (**)	111,520,508	115,572,571
39	OPERATION INCOME (**)	36,430,220	45,462,852
40	NET INCOME OF MAYORITY INTEREST(**)	4,595,151	3,926,255
41	NET CONSOLIDATED INCOME (**)	17,596,866	21,281,865

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**11,444,211**	**16,523,396**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	13,867,670	20,217,061
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**25,311,881**	**36,740,457**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(410,560)	(10,233,985)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**24,901,321**	**26,506,472**
6	CASH FLOW FROM EXTERNAL FINANCING	2,660,839	(5,201,869)
7	CASH FLOW FROM INTERNAL FINANCING	(4,074,237)	(4,607,883)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(1,413,398)**	**(9,809,752)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(9,021,245)**	**(25,360,374)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	14,466,678	(8,663,654)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	9,034,698	15,877,513
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	23,501,376	7,213,859

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**13,867,670**	**20,217,061**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	14,888,747	14,888,747
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(1,021,077)	5,328,314
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(410,560)**	**(10,233,985)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(423,687)	(2,984,072)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	1,674,361	3,059,237
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,661,234)	(10,309,150)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**2,660,839**	**(5,201,869)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(6,162,979)	(10,949,578)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	7,164,899	9,268,571
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	1,658,919	(3,520,862)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(4,074,237)**	**(4,607,883)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(12,427)	(28,084)
31	(-) DIVIDENS PAID	(3,661,837)	(3,636,691)
32	+ PREMIUM ON SALE OF SHARES	(399,973)	(943,108)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(9,021,245)**	**(25,360,374)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(636,382)	(974,734)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,231,273)	(13,929,968)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(4,153,590)	(10,455,672)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	13.93	%	19.20	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	43.75	%	17.17	%
3	NET INCOME TO TOTAL ASSETS (**)	9.96	%	7.96	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	22.45	%	15.06	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.63	times	0.43	times
7	NET SALES TO FIXED ASSETS (**)	0.95	times	1.01	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	52	days	52	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.31	%	9.66	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	70.44	%	60.27	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.38	times	1.52	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	50.47	%	43.05	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	55.86	%	46.33	%
15	OPERATING INCOME TO INTEREST PAID	4.94	times	4.45	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.90	times	0.72	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.11	times	0.73	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.11	times	0.73	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.37	times	0.35	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	56.68	%	9.48	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	30.81	%	42.69	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.50)	%	(11.89)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	4.31	times	3.62	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(188.26)	%	53.03	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	288.26	%	46.97	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	46.90	%	54.93	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.22	$ 0.99
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.22	$ 0.99
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.82	$ 6.09
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.57 times	5.78 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.25 times	18.59 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: YEAR:

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
Final Printing

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 TELMEX	COMUNICACIONES	4,169,007,000	32.00	12,500,793	20,155,034
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	ADMON. DE SOCIEDADES	50,000	100.00	50	93
3 GLOBAL TELECOM LLC	TENEDORA DE ACCIONES Y VALORES	1	100.00	3,027,944	426,411
4 EMPRESAS Y CONTROLES	TENEDORA DE ACCIONES Y VALORES	230,336,849	100.00	230,337	426,415
TOTAL INVESTMENT IN SUBSIDIARIES				**15,759,124**	**21,007,953**
ASSOCIATEDS					
1 T1MSN, CORP.	PORTAL DE INTERNET	3,010,850	50.00	280,386	74,815
2 TECHNOLOGY AND INTERNET, LLC	SERVICIOS DE INTERNET	500	50.00	973,799	273,918
3 TECNOLOGY FUND I, LLC	SERVICIOS DE COMUNICACION	500	50.00	20,898	15,548
4 ORGANIZACION RECUPERADORA DE CARTERA, S	TENEDORA DE CENTRO DE TELEMERC EN E.U.A	459,124,621	45.00	459,061	475,948
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SERVICIOS INMOBILIARIOS	80,020,000	40.00	80,020	86,201
6 OTRAS ASOCIADAS (4) (No. DE ASOC.)		1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**1,814,164**	**926,430**
OTHER PERMANENT INVESTMENTS					**209,176**
TOTAL					**22,143,559**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE COD **TELECOM** QUARTER: 3 YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	4,387,629	804,988	3,582,641	17,086,067	8,835,305	11,833,403
MACHINERY	91,174,728	35,101,364	56,073,364	119,000,418	84,300,685	90,773,097
TRANSPORT EQUIPMENT	8,052,928	5,891,080	2,161,848	6,336,302	5,804,788	2,693,362
OFFICE EQUIPMENT	1,435,416	890,461	544,955	783,130	626,208	701,877
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**105,050,701**	**42,687,893**	**62,362,808**	**143,205,917**	**99,566,986**	**106,001,739**
NOT DEPRECIATION ASSETS						
GROUNDS	1,006,921	0	1,006,921	3,962,837	0	4,969,758
CONSTRUCTIONS IN PROCESS	5,977,128	0	5,977,128	386,992	0	6,364,120
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**6,984,049**	**0**	**6,984,049**	**4,349,829**	**0**	**11,333,878**
TOTAL	**112,034,750**	**42,687,893**	**69,346,857**	**147,555,746**	**99,566,986**	**117,335,617**

NOTES

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
AB SVENSK EXPORT (1)	14/12/2005	2.71	0	0	0	0	0	0	0	0	14,427	14,427	28,853	28,853	3,014	0
ABN AMRO BANK (1)	30/11/2006	3.61	0	0	0	0	0	0	0	0	164,120	451,982	616,102	616,102	587,654	164,120
ABN AMRO BANK (1)	15/03/2008	3.14	0	0	0	0	0	0	0	0	399,729	515,920	915,650	915,650	915,650	1,162,879
DEXIA BANK (1)	31/12/2012	2.71	0	0	0	0	0	0	0	0	111,310	115,561	231,122	231,122	231,122	817,754
BANCO BILBAO V.A. (1)	22/12/2007	2.46	0	0	0	0	0	0	0	0	0	0	103,733	103,733	103,733	155,599
BANCO INTERN., SAG (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	251	751	1,023	647	520	130
BCO. SANTANDER N.Y. (1)	05/04/2008	1.91	0	0	0	0	0	0	0	0	0	11,084	22,168	22,168	22,168	33,252
BANK OF AMERICA NAT (1)	17/04/2006	1.96	0	0	0	0	0	0	0	0	75,937	75,937	151,874	123,832	71,016	0
BANK OF AMERICA NAT (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	11,065	33,172	45,156	28,576	22,946	5,737
BANK OF AMERICA NAT (1)	15/12/2003	2.09	0	0	0	0	0	0	0	0	10,795	10,795	10,795	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.96	0	0	0	0	0	0	0	0	100,173	100,173	141,125	40,952	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.71	0	0	0	0	0	0	0	0	44,029	44,029	88,057	88,057	44,029	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	2.09	0	0	0	0	0	0	0	0	0	8,025	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	33,086	102,948	142,019	90,012	72,148	18,037
CREDIT LYONNAIS (1)	16/10/2003	2.09	0	0	0	0	0	0	0	0	10,655	10,655	10,655	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	2.26	0	0	0	0	0	0	0	0	73,158	321,734	374,135	343,123	256,146	70,092
FORTIS BANK (1)	30/12/2002	2.71	0	0	0	0	0	0	0	0	65,440	0	0	0	0	0
GOLDMAN SACHS INT. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	2,461	7,378	10,043	6,355	5,103	1,276
JP MORGAN CHASE B (1)*	14/12/2003	2.59	0	0	0	0	0	0	0	0	0	0	4,575,015	0	0	0
JP MORGAN CHASE B (1)*	20/12/2004	2.41	0	0	0	0	0	0	0	0	0	0	0	4,575,015	0	0
KREDITANSTAL FUR W. (1)	15/12/2006	3.01	0	0	0	0	0	0	0	0	59,306	59,306	118,611	118,611	118,611	59,306
KREDITANSTAL FUR W. (1)	30/11/2004	2.21	0	0	0	0	0	0	0	0	1,125	1,125	2,249	1,125	0	0
MARUBENI CORP. (1)	11/03/2004	3.21	0	0	0	0	0	0	0	0	0	30,500	15,250	0	0	0
MITSU & CO., LTD (1)	30/11/2006	3.29	0	0	0	0	0	0	0	0	27,726	27,726	55,451	55,451	55,451	27,726
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	1,912	12,855	14,821	14,821	14,821	173,771
NORDEA BANK FINLAND (1)	09/11/2004	3.21	0	0	0	0	0	0	0	0	59,984	59,984	119,967	34,567	0	0
NORDEA BANK FINLAND (1)	19/11/2006	2.96	0	0	0	0	0	0	0	0	154,075	154,075	308,151	308,151	257,317	52,408
NORDIC INVESTMENT B. (1)	06/12/2006	2.81	0	0	0	0	0	0	0	0	0	50,834	101,667	101,667	101,667	50,834
BNP PARIBAS BANK, N.Y. (1)	03/02/2003	2.59	0	0	0	0	0	0	0	0	107,932	36,801	0	0	0	0

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **3** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
PRIVATE EXPORT FUND (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	0	51,419	0	0	0	0
SKANDINAVISKA ENSKILDA (1)	15/08/2009	3.14	0	0	0	0	0	0	0	0	32,257	88,669	120,925	120,926	120,926	330,519
SKANDINAVISKA ENSKILDA (1)	28/02/2004	2.71	0	0	0	0	0	0	0	0	0	78,864	19,956	0	0	0
SOCIETE GENERALE N.Y. (1)	31/12/2003	2.15	0	0	0	0	0	0	0	0	10,156	10,156	10,156	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	3,432	10,289	14,005	8,863	7,117	1,779
SOCIETE GENERALE PARIS (1)	12/11/2006	2.46	0	0	0	0	0	0	0	0	53,379	54,426	62,220	33,252	6,392	70
SUMITOMO CORP (1)	19/06/2006	2.96	0	0	0	0	0	0	0	0	47,750	47,750	95,499	67,202	38,566	0
BANK OF TOKYO-MITSUB (1)	29/12/2008	3.06	0	0	0	0	0	0	0	0	0	101,667	226,436	249,539	249,539	420,513
UNION BANK OF SWITZ. (1)	28/11/2002	2.21	0	0	0	0	0	0	0	0	3,961	0	0	0	0	0
ARRENDADORA BANAMEX (1)	26/06/2004	2.71	0	0	52,178	163,049	173,299	0	0	0	0	0	0	0	0	0
BANAMEX AG. N.Y. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	1,763	5,284	7,193	4,552	3,655	914
BANAMEX, S.A. (1)	27/06/2005	2.71	0	0	42,188	131,612	187,899	148,685	0	0	0	0	0	0	0	0
BANCA SERFIN N.Y. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	881	2,729	3,761	2,382	1,910	478
BBVA BANCOMER (2)	27/01/2004	7.75	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	10/10/2006	2.71	0	0	47,067	226,655	316,602	333,990	174,590	29,857	0	0	0	0	0	0
BANCO INTERNACIONAL. (1)	24/12/2006	2.52	0	0	5,768	17,292	23,539	14,896	11,962	2,990	0	0	0	0	0	0
BANCO SANTANDER (1)	28/02/2003	2.46	0	0	387,962	191,571	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/2004	7.83	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX S.A. (1)	26/06/2006	2.71	0	0	61,667	188,531	259,831	269,858	209,220	0	0	0	0	0	0	0
HEWLETT PACKARD MEX (2)	31/03/2005	8.00	0	0	9,176	27,527	36,703	18,351	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	2.52	0	0	11,101	33,690	46,067	29,168	23,407	5,852	0	0	0	0	0	0
INBURSA (3)	30/06/2004	9.38	4,354	1,387	0	0	0	0	0	0	0	0	0	0	0	0
CHASE MANHATAN BANK	18/09/2003	3.25	0	0	0	0	0	0	0	0	0	2,382,820	0	0	0	0
CHASE MANHATAN BANK	04/11/2003	3.25	0	0	0	0	0	0	0	0	0	0	760,245	0	0	0
CHASE MANHATAN BANK	03/05/2004	3.25	0	0	0	0	0	0	0	0	0	0	2,016,306	0	0	0
BANCO INVEX	27/12/2004	9.78	0	200,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANKS			4,354	1,501,387	617,107	979,927	1,043,940	814,948	419,179	38,699	1,682,275	5,091,850	11,540,394	8,335,306	3,311,221	3,547,194

S OCK EXC-ANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: 3 YEAR: 2002

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
PAPEL COMERCIAL ** (2)	15/10/2002	8.62	5,065,067	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT BURSAT TELMEX 02-2 (4)	10/02/2005	10.40	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT BURSAT TELMEX 02 (4)	09/02/2007	10.20	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
C B TMX 01,02-3 Y 02-4 (2)	26/10/2007	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT BURSAT TELMEX 01-2 (4)	26/10/2007	10.30	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	15,250,050	0
CONVERTIBLE SECURI 2004 (2)	26/01/2006	4.25	0	0	0	0	0	0	0	0	0	0	10,166,700	0	0	0
PAGARE MEDIANO PLAZO POOU	20/07/2007	7.50	0	1,127,920	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	03/10/2002	7.54	198,123	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	03/10/2002	7.25	1,050,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	16/10/2002	7.40	2,120,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	13/12/2002	7.60	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	13/12/2002	7.60	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	03/10/2002	8.73	400,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	09/10/2002	8.92	370,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	09/10/2002	8.92	240,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	15/10/2002	8.77	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	23/08/2007	9.01	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			12,943,190	9,577,920	0	0	0	0	0	0	0	0	10,166,700	0	15,250,050	0
CIRCULANTES, OTROS CREDITOS			16,353,904	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			16,353,904	0	0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			29,301,448	11,079,307	617,107	979,927	1,043,940	814,948	419,179	38,699	1,682,275	5,091,850	21,707,094	8,335,306	18,561,271	3,547,194

NOTES

A) TASAS DE INTERES
EN EL DESGLOCE DE CREDITOS SE PRESENTA CON TASA INTEGRADA COMO SIGUE:
(1) TASA LIBOR LIBOR MAS UN MARGEN
(2) TASA FIJA
(3) TASA TIIE MAS UN MARGEN
(4) TASA CETES

B) SE CONSIDERARON LOS SIGUIENTES VALORES:
LIBOR A 6 MESES U.S. DLLS. EQUIVALENTE A 1.71 AL 30 SEPT. 2002
TIIE A 28 DIAS EQUIVALENTE A 9.175 AL 30 DE SEPT. 2002.
CETES A 91 DIAS EQUIVALENTE A 9.4 AL 26 DE SEPT 2002.
SEGUN FUENTE DEL BANCO DE MEXICO.
C) * BANCO AGENTE DE CREDITO SINDICADO
D) ** LOS OFICIOS CORRESPONDIENTES A ESTA DEUDA SON:
DGE- 533-14122 DE FECHA 30 DE OCT. DE 2001, DGE-182-10232 DE FECHA
15 DE ABRIL DE 2002 Y DGE -311-14611 DE FECHA 1° DE JULIO DE 2002.

E) LOS CREDITOS DE PROVEEDORES SE RECLASIFICAN A CREDITOS BANCARIOS, DEBIDO A
QUE EN EL ESTADO DE SITUACION FINANCIERA DEL SIFIC/ICS, NO EXISTE APERTURA
PARA PROVEEDORES A LARGO PLAZO.

LOS PASIVOS EN MONEDAS EXTRANJERAS, SE VALUARON AL TIPO DE CAMBIO DE CIERRE
DEL TRIMESTRE, MISMOS QUE AL 30 DE SEPTIEMBRE DEL PRESENTE FUE EL SIGUIENTE:

MONEDA DE ORIGEN	MONTO (M.O.)	T.C.
DOLAR (U.S.)	5,648,502	10.1667
FRANCO FRANCES (F.F)	165,623	1.5263

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	490,765	4,642,726	0	0	4,642,726
OTHER	7,422	75,459	0	0	75,459
TOTAL	**498,187**	**4,718,185**			**4,718,185**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	790,824	7,482,591	0	0	7,482,591
TOTAL	**790,824**	**7,482,591**			**7,482,591**
NET BALANCE	**(292,637)**	**(2,764,406)**			**(2,764,406)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,500,472**	**35,588,249**	0	0	**35,588,249**
LIABILITIES POSITION	**6,472,974**	**65,808,784**	**24,865**	**252,790**	**66,061,574**
SHORT TERM LIABILITIES POSITION	1,138,344	11,573,207	2,040	20,736	11,593,943
LONG TERM LIABILITIES POSITION	5,334,630	54,235,577	22,825	232,054	54,467,631
NET BALANCE	**(2,972,502)**	**(30,220,535)**	**(24,865)**	**(252,790)**	**(30,473,325)**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

NOTES

TIPO DE CAMBIO UTILIZADOS:

BALANZA DE DIVISAS:
PROMEDIO DE LOS T.C. MENSUALES PUBLICADOS POR EL BANCO DE MEXICO.

ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS:
SE VALUAN AL T.C. DE CIERRE DEL TRIMESTRE.

LOS TIPOS DE CAMBIO AL CIERRE DEL TRIMESTRE FUERON LOS SIGUIENTES:

MONEDA DE ORIGEN	MONTO (M.O.)	T.C.
DOLAR (U.S.)	5,648,502	10.1667
FRANCO FRANCES (F.F.)	165,623	1.5263

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	36,981,762	111,218,529	(74,236,765)	0.92	682,978
FEBRUARY	35,506,859	108,539,992	(73,033,133)	0.06	(35,885)
MARCH	37,801,286	106,971,284	(69,169,998)	0.51	352,768
APRIL	37,250,116	106,031,025	(68,780,908)	0.55	378,295
MAY	37,998,594	103,690,434	(65,691,838)	0.20	131,383
JUNE	40,428,839	106,483,207	(66,054,367)	0.49	323,666
JULY	38,686,783	101,756,729	(63,069,946)	0.29	182,903
AUGUST	40,575,956	101,410,995	(60,835,039)	0.38	231,173
SEPTEMBER	50,224,743	106,791,502	(56,566,759)	0.60	339,401
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	(17,496)
TOTAL					**2,569,186**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
NO PROCEDE		0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO PROCEDE					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO LOCAL				39,161,104			
SERVICIO LD				26,210,020			
INTERCONEXION				11,310,229			
OTROS				3,288,612			
TOTAL				79,969,965			

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SERVICIO DE ENLACE				2,192,456			
TOTAL				2,192,456			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 7,407,774

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,757,265,966

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	A-1	3,757,265,966.00	21/03/2002	529,692.00
2	A-1	3,757,265,966.00	21/06/2002	585,981.00
3	A-1	3,757,265,966.00	21/09/2002	578,611.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 30 OF SEPTIEMBRE OF 2002 — 8,228,591

Number of shares Outstanding at the Date of the NFEA: (Units) — 3,757,265,966

STOCK EXCHANGE CO TELECOM
RAZON SOCIAL: **CARSO GLOBAL TELECOM, S. A. DE C. V.**

QUARTER: 3 YEAR: 2002

FILE No. 82-4379

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 9,762

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 3,757,265,966

[ ] ARE FIGURES FISCALLY AUDITED?

[X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF SEPTIEMBRE OF 2002 — 10,316

Number of shares Outstanding at the Date of the NFEAR (Units) — 3,757,265,966

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **3** YEAR: **2002**

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A-1		4	3,720,066,900			3,720,066,900	1,251,715	
TOTAL			**3,720,066,900**	**0**	**0**	**3,720,066,900**	**1,251,715**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
3,720,066,900

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A-1	215,010,143	18.50000	10.07000

MEXICAN STOCK EXCHANGE FILE No. 82-4379

SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** Quarter: **3** Year: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2002 AND 2001

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**27,483,301**	**100**	**44,298,085**	**100**
2	**CURRENT ASSETS**	**2,885,798**	**11**	**587,166**	**1**
3	CASH AND SHORT-TERM INVESTMENTS	778,112	3	276,623	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	2,101,192	8	303,300	1
6	INVENTORIES	0	0	0	0
7	OTHER CURRENT ASSETS	6,494	0	7,243	0
8	**LONG-TERM**	**20,745,655**	**75**	**41,768,280**	**94**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	20,581,538	75	41,606,866	94
11	OTHER INVESTMENTS	164,117	1	161,414	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**0**	**0**	**0**	**0**
13	PROPERTY	0	0	0	0
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	0	0	0	0
17	CONSTRUCTION IN PROGRESS	0	0	0	0
18	**DEFERRED ASSETS (NET)**	**3,851,848**	**14**	**1,942,639**	**4**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**16,980,004**	**100**	**21,434,931**	**100**
21	**CURRENT LIABILITIES**	**11,875,532**	**70**	**16,663,113**	**78**
22	SUPPLIERS	0	0	0	0
23	BANK LOANS	2,382,820	14	4,295,521	20
24	STOCK MARKET LOANS	7,878,123	46	12,264,943	57
25	TAXES TO BE PAID	18,393	0	14,829	0
26	OTHER CURRENT LIABILITIES	1,596,196	9	87,820	0
27	**LONG-TERM LIABILITIES**	**5,104,472**	**30**	**4,771,818**	**22**
28	BANK LOANS	2,976,552	18	3,274,360	15
29	STOCK MARKET LOANS	2,127,920	13	1,497,458	7
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**0**	**0**	**0**	**0**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**10,503,297**	**100**	**22,863,154**	**100**
36	**CONTRIBUTED CAPITAL**	**5,849,574**	**56**	**10,311,826**	**45**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,251,715	12	2,227,561	10
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	4,100,150	39	7,202,814	32
39	PREMIUM ON SALES OF SHARES	497,709	5	881,451	4
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**4,653,723**	**44**	**12,551,328**	**55**
42	RETAINED EARNINGS AND CAPITAL RESERVE	16,069,012	153	17,494,543	77
43	REPURCHASE FUND OF SHARES	1,619,165	15	2,019,115	9
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(14,909,005)	(142)	(10,383,183)	(45)
45	NET INCOME FOR THE YEAR	1,874,551	18	3,420,853	15

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**778,112**	**100**	**276,623**	**100**
46	CASH	4,396	1	329	0
47	SHORT-TERM INVESTMENTS	773,716	99	276,294	100
18	**DEFERRED ASSETS (NET)**	**3,851,848**	**100**	**1,942,639**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	2,261,451	59	1,803,249	93
50	DEFERRED TAXES	1,590,397	41	139,390	7
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**11,875,532**	**100**	**16,663,113**	**100**
52	FOREING CURRENCY LIABILITIES	3,896,344	33	863,656	5
53	MEXICAN PESOS LIABILITIES	7,979,188	67	15,799,457	95
24	**STOCK MARKET LOANS**	**7,878,123**	**100**	**12,264,943**	**100**
54	COMMERCIAL PAPER	7,878,123	100	12,264,943	100
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,596,196**	**100**	**87,820**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	1,497,272	94	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	98,924	6	87,820	100
27	**LONG-TERM LIABILITIES**	**5,104,472**	**100**	**4,771,818**	**100**
59	FOREING CURRENCY LIABILITIES	2,776,551	54	3,274,360	69
60	MEXICAN PESOS LIABILITIES	2,327,921	46	1,497,458	31
29	**STOCK MARKET LOANS**	**2,127,920**	**100**	**1,497,458**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	2,127,920	100	1,497,458	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST		0		0
64	OTHER LOANS WITHOUT COST		0		0
31	**DEFERRED LOANS**	**0**	**100**	**0**	**100**
65	NEGATIVE GOODWILL		0		0
66	DEFERRED TAXES		0		0
67	OTHERS		0		0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES		0		0
69	OTHERS LIABILITIES		0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(14,909,005)**	**100**	**(10,383,183)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(14,909,005)	(100)	(10,383,183)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(8,989,734)	(16,075,947)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	3,720,066,900	3,757,264,999
78	REPURCHASED SHARES (*)	215,010,143	177,811,077

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**140,918**	**100**	**154,758**	**100**
2	COST OF SALES	0	0	0	0
3	**GROSS INCOME**	**140,918**	**100**	**154,758**	**100**
4	OPERATING	0	0	0	0
5	**OPERATING INCOME**	**140,918**	**100**	**154,758**	**100**
6	TOTAL FINANCING COST	739,670	525	1,526,773	987
7	**INCOME AFTER FINANCING COST**	**(598,752)**	**(425)**	**(1,372,015)**	**(887)**
8	OTHER FINANCIAL OPERATIONS	955,461	678	(853,054)	(551)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(1,554,213)**	**(1,103)**	**(518,961)**	**(335)**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(137,848)	(98)	121,104	78
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(1,416,365)**	**(1,005)**	**(640,065)**	**(414)**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	3,290,916	2,335	4,060,918	2,624
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,874,551**	**1,330**	**3,420,853**	**2,210**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,874,551**	**1,330**	**3,420,853**	**2,210**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,874,551**	**1,330**	**3,420,853**	**2,210**

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**140,918**	**100**	**154,758**	**100**
21	DOMESTIC	140,918	100	154,758	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**739,670**	**100**	**1,526,773**	**100**
24	INTEREST PAID	1,114,847	151	2,204,122	144
25	EXCHANGE LOSSES	848,890	115	336,309	22
26	INTEREST EARNED	87,105	12	23,545	2
27	EXCHANGE PROFITS	646,314	87	285,920	19
28	GAIN DUE TO MONETARY POSITION	(490,648)	(66)	(704,193)	(46)
8	**OTHER FINANCIAL OPERATIONS**	**955,461**	**100**	**(853,054)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	967,501	101	(853,054)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	(12,040)	(1)	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(137,848)**	**100**	**121,104**	**100**
32	INCOME TAX	84,734	61	121,104	100
33	DEFERED INCOME TAX	(222,582)	(161)	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

FILE No. 82-4379

STOCK EXCHANGE CODE: **TELECOM** QUARTER: 3 YEAR: 2002

CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	140,920	154,760
37	NET INCOME OF THE YEAR	0	239,405
38	NET SALES (**)	263,320	181,286
39	OPERATION INCOME (**)	263,320	181,286
41	NET CONSOLIDATED INCOME (**)	4,595,151	3,926,255

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,874,551**	**3,420,853**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(2,441,317)	(3,083,784)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(566,766)**	**337,069**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,733,267)	(163,015)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(2,300,033)**	**174,054**
6	CASH FLOW FROM EXTERNAL FINANCING	3,895,990	1,299,055
7	CASH FLOW FROM INTERNAL FINANCING	(412,400)	(971,189)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**3,483,590**	**327,866**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(562,017)**	**(227,123)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	621,540	274,797
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	156,572	1,826
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	778,112	276,623

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(2,441,317)**	**(3,083,784)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	0
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(2,441,317)	(3,083,784)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(1,733,267)**	**(163,015)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	4,014
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	0
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(1,730,978)	155,074
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	0	0
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,289)	(322,103)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**3,895,990**	**1,299,055**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	2,382,820	(2,744,533)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(1,601,096)	3,647,365
25	+ DIVIDEND RECEIVED	1,673,768	1,621,603
26	+ OTHER FINANCING	1,440,498	(1,225,380)
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(412,400)**	**(971,189)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(12,427)	(28,083)
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(399,973)	(943,106)
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(562,017)**	**(227,123)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(562,017)	(227,123)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	0
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

FILE No. 82-4379

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM** QUARTER: **3** YEAR: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1,330.24	%	2,210.45	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	43.75	%	17.17	%
3	NET INCOME TO TOTAL ASSETS (**)	16.72	%	8.86	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	26.17	%	20.59	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.01	times	0.00	times
7	NET SALES TO FIXED ASSETS (**)	0.00	times	0.00	times
8	INVENTORIES ROTATION (**)	0.00	times	0.00	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	0	days	0	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.01	%	7.06	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	61.78	%	48.39	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.62	times	0.94	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	39.30	%	19.31	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.13	times	0.07	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.02	times	0.01	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.24	times	0.04	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.24	times	0.04	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.17	times	0.03	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	6.55	%	1.66	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(402.20)	%	217.80	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1,229.98)	%	(105.34)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(2.06)	times	0.08	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	111.84	%	396.22	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(11.84)	%	(296.22)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	0.00	%	0.00	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

QUARTER: **3** YEAR: **2002**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.22	$ 0.99
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.22	$ 0.99
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.82	$ 6.09
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	3.57 times	5.78 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.25 times	18.59 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE No. 82-4379

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**176,736,555**	**100**	**267,211,796**	**100**
2	**ACTIVO CIRCULANTE**	**45,889,470**	**26**	**55,657,346**	**21**
3	EFECTIVO E INVERSIONES TEMPORALES	23,501,376	13	7,213,859	3
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	18,104,364	10	18,959,583	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	2,858,219	2	5,510,028	2
6	INVENTARIOS	0	0	0	0
7	OTROS ACTIVOS	1,425,511	1	23,973,876	9
8	**LARGO PLAZO**	**1,135,606**	**1**	**3,170,025**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	926,430	1	1,347,916	1
11	OTRAS INVERSIONES	209,176	0	1,822,109	1
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**117,335,617**	**66**	**114,931,261**	**43**
13	INMUEBLES	0	0	0	0
14	MAQUINARIA Y EQUIPO INDUSTRIAL	253,226,376	143	233,694,055	87
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	142,254,879	80	129,786,783	49
17	CONSTRUCCIONES EN PROCESO	6,364,120	4	11,023,989	4
18	**ACTIVO DIFERIDO (NETO)**	**3,701,001**	**2**	**6,488,014**	**2**
19	**OTROS ACTIVOS**	**8,674,861**	**5**	**86,965,150**	**33**
20	**PASIVO TOTAL**	**124,500,241**	**100**	**161,035,476**	**100**
21	**PASIVO CIRCULANTE**	**41,466,766**	**33**	**76,132,642**	**47**
22	PROVEEDORES	0	0	0	0
23	CREDITOS BANCARIOS	8,375,513	7	18,794,273	12
24	CREDITOS BURSATILES	12,943,190	10	22,406,229	14
25	IMPUESTOS POR PAGAR	3,794,159	3	1,328,768	1
26	OTROS PASIVOS CIRCULANTES	16,353,904	13	33,603,372	21
27	**PASIVO A LARGO PLAZO**	**65,546,938**	**53**	**53,252,633**	**33**
28	CREDITOS BANCARIOS	30,552,268	25	26,687,344	17
29	CREDITOS BURSATILES	34,994,670	28	26,565,289	16
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**12,490,844**	**10**	**12,797,793**	**8**
32	**OTROS PASIVOS**	**4,995,693**	**4**	**18,852,408**	**12**
33	**CAPITAL CONTABLE**	**52,236,314**	**100**	**106,176,320**	**100**
34	**PARTICIPACION MINORITARIA**	**41,733,017**	**80**	**83,313,166**	**78**
35	**CAPITAL CONTABLE MAYORITARIO**	**10,503,297**	**20**	**22,863,154**	**22**
36	**CAPITAL CONTRIBUIDO**	**5,849,574**	**11**	**10,311,826**	**10**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	1,251,715	2	2,227,561	2
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	4,100,150	8	7,202,814	7
39	PRIMA EN VENTA DE ACCIONES	497,709	1	881,451	1
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**4,653,723**	**9**	**12,551,328**	**12**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	16,069,012	31	17,494,543	16
43	RESERVA PARA RECOMPRA DE ACCIONES	1,619,165	3	2,019,115	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(14,909,005)	(29)	(10,383,183)	(10)
45	**RESULTADO NETO DEL EJERCICIO**	1,874,551	4	3,420,853	3

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**23,501,376**	**100**	**7,213,859**	**100**
46	EFECTIVO	1,332,803	6	666,597	9
47	INVERSIONES TEMPORALES	22,168,573	94	6,547,262	91
18	**CARGOS DIFERIDOS**	**3,701,001**	**100**	**6,488,014**	**100**
48	GASTOS AMORTIZABLES (NETO)	604,168	16	733,011	11
49	CREDITO MERCANTIL	3,096,833	84	5,755,003	89
50	IMPUESTOS DIFERIDOS	0	0	0	0
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**41,466,766**	**100**	**76,132,642**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	8,371,159	20	18,109,451	24
53	PASIVOS EN MONEDA NACIONAL	33,095,607	80	58,023,191	76
24	**CREDITOS BURSATILES CORTO PLAZO**	**12,943,190**	**100**	**22,406,229**	**100**
54	PAPEL COMERCIAL	12,943,190	100	22,406,229	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**16,353,904**	**100**	**33,603,372**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	1,658,923	10	10,230,459	30
58	OTROS PASIVOS CIRCULANTES SIN COSTO	14,694,981	90	23,372,913	70
27	**PASIVO A LARGO PLAZO**	**65,546,938**	**100**	**53,252,633**	**100**
59	PASIVO EN MONEDA EXTRANJERA	54,467,631	83	51,220,638	96
60	PASIVO EN MONEDA NACIONAL	11,079,307	17	2,031,995	4
29	**CREDITOS BURSATILES LARGO PLAZO**	**34,994,670**	**100**	**26,565,289**	**100**
61	OBLIGACIONES	32,866,750	94	0	0
62	PAGARE DE MEDIANO PLAZO	2,127,920	6	26,565,289	100
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO		0		0
64	OTROS CREDITOS SIN COSTO		0		0
31	**CREDITOS DIFERIDOS**	**12,490,844**	**100**	**12,797,793**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	10,250,057	82	11,858,547	93
67	OTROS	2,240,787	18	939,246	7
32	**OTROS PASIVOS**	**4,995,693**	**100**	**18,852,408**	**100**
68	RESERVAS	4,995,693	100	6,891,179	37
69	OTROS PASIVOS	0	0	11,961,229	63
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(14,909,005)**	**100**	**(10,383,183)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETA-RIOS	(14,909,005)	(100)	(10,383,183)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	4,422,704	(20,475,296)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	4,995,693	6,891,178
74	NUMERO DE FUNCIONARIOS (*)	139	257
75	NUMERO DE EMPLEADOS (*)	12,004	22,789
76	NUMERO DE OBREROS (*)	52,228	57,821
77	NUMERO DE ACCIONES EN CIRCULACION (*)	3,720,066,900	3,757,264,999
78	NUMERO DE ACCIONES RECOMPRADAS (*)	215,010,143	177,811,077

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**82,162,421**	**100**	**86,053,879**	**100**
2	COSTO DE VENTAS	42,027,060	51	40,914,371	48
3	**RESULTADO BRUTO**	**40,135,361**	**49**	**45,139,508**	**52**
4	GASTOS DE OPERACION	11,591,707	14	12,517,231	15
5	**RESULTADO DE OPERACION**	**28,543,654**	**35**	**32,622,277**	**38**
6	COSTO INTEGRAL DE FINANCIAMIENTO	6,299,148	8	3,438,255	4
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**22,244,506**	**27**	**29,184,022**	**34**
8	OTRAS OPERACIONES FINANCIERAS	3,155,370	4	420,207	0
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**19,089,136**	**23**	**28,763,815**	**33**
10	PROVISION PARA IMPUESTOS Y P.T.U.	7,499,105	9	12,173,186	14
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**11,590,031**	**14**	**16,590,629**	**19**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	(145,820)	0	(748,261)	(1)
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**11,444,211**	**14**	**15,842,368**	**18**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	(681,028)	(1)
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**11,444,211**	**14**	**16,523,396**	**19**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**11,444,211**	**14**	**16,523,396**	**19**
19	PARTICIPACION MINORITARIA	9,569,660	12	13,102,543	15
20	**RESULTADO NETO MAYORITARIO**	**1,874,551**	**2**	**3,420,853**	**4**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**82,162,421**	**100**	**86,053,879**	**100**
21	NACIONALES	79,969,965	97	84,269,311	98
22	EXTRANJERAS	2,192,456	3	1,784,568	2
23	CONVERSION EN DOLARES (***)	226,105	0	179,121	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**6,299,148**	**100**	**3,438,255**	**100**
24	INTERESES PAGADOS	5,781,880	92	7,327,956	213
25	PERDIDA EN CAMBIOS	4,606,577	73	399,821	12
26	INTERESES GANADOS	872,502	14	1,486,829	43
27	GANANCIA EN CAMBIOS	647,621	10	313,868	9
28	RESULTADO POR POSICION MONETARIA	(2,569,186)	(41)	(2,488,825)	(72)
8	**OTRAS OPERACIONES FINANCIERAS**	**3,155,370**	**100**	**420,207**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	3,151,088	100	420,207	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	4,282	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**7,499,105**	**100**	**12,173,186**	**100**
32	I.S.R.	8,084,943	108	8,755,165	72
33	I.S.R. DIFERIDO	(2,802,673)	(37)	983,181	8
34	P.T.U.	2,216,835	30	2,434,840	20
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE RESULTADOS

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	82,162,422	86,053,880
37	RESULTADO FISCAL DEL EJERCICIO	0	302,778
38	VENTAS NETAS (**)	111,520,508	115,572,571
39	RESULTADO DE OPERACION (**)	36,430,220	45,462,852
40	RESULTADO NETO MAYORITARIO (**)	4,595,151	3,926,255
41	RESULTADO NETO (**)	17,596,866	21,281,865

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**11,444,211**	**16,523,396**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	13,867,670	20,217,061
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**25,311,881**	**36,740,457**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(410,560)	(10,233,985)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**24,901,321**	**26,506,472**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	2,660,839	(5,201,869)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(4,074,237)	(4,607,883)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(1,413,398)**	**(9,809,752)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(9,021,245)**	**(25,360,374)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	14,466,678	(8,663,654)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	9,034,698	15,877,513
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	23,501,376	7,213,859

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**13,867,670**	**20,217,061**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	14,888,747	14,888,747
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(1,021,077)	5,328,314
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(410,560)**	**(10,233,985)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(423,687)	(2,984,072)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	0	0
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	1,674,361	3,059,237
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	0	0
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(1,661,234)	(10,309,150)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**2,660,839**	**(5,201,869)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(6,162,979)	(10,949,578)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	7,164,899	9,268,571
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	1,658,919	(3,520,862)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(4,074,237)**	**(4,607,883)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(12,427)	(28,084)
31	(-) DIVIDENDOS PAGADOS	(3,661,837)	(3,636,691)
32	+ PRIMA EN VENTA DE ACCIONES	(399,973)	(943,108)
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(9,021,245)**	**(25,360,374)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(636,382)	(974,734)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(4,231,273)	(13,929,968)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(4,153,590)	(10,455,672)

FILE No. 82-4379

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	13.93	%	19.20	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	43.75	%	17.17	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	9.96	%	7.96	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	22.45	%	15.06	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.63	veces	0.43	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.95	veces	1.01	veces
8	ROTACION DE INVENTARIOS (**)	0.00	veces	0.00	veces
9	DIAS DE VENTAS POR COBRAR	52	días	52	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	15.31	%	9.66	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	70.44	%	60.27	%
12	PASIVO TOTAL A CAPITAL CONTABLE	2.38	veces	1.52	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	50.47	%	43.05	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	55.86	%	46.33	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	4.94	veces	4.45	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.90	veces	0.72	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.11	veces	0.73	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.11	veces	0.73	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.37	veces	0.35	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	56.68	%	9.48	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	30.81	%	42.69	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(0.50)	%	(11.89)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	4.31	veces	3.62	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(188.26)	%	53.03	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	288.26	%	46.97	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	46.90	%	54.93	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V. FILE No. 82-4379
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2002**

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.22	$ .99
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00	$ .00
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00	$ .00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 1.22	$ .99
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00	$ .00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00	$ .00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00	$ .00
8	VALOR EN LIBROS POR ACCION	$ 2.82	$ 6.09
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00	$ .00
10	DIVIDENDO EN ACCIONES POR ACCION	.00 acciones	.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	3.57 veces	5.78 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	8.25 veces	18.59 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00 veces	.00 veces

(**) INFORMACION ULTIMOS DOCE MESES

INFORME DEL DIRECTOR GENERAL (1)
(Discusión y Análisis del Director General de la Condición Financiera y Resultados de la operación de la Empresa)

ANEXO 1

CONSOLIDADO
Impresión Final

LA DEUDA NO CONSOLIDADA AL TERCER TRIMESTRE TOTALIZÓ 16,863 MILLONES DE PESOS, DE LA CUAL EL 30% ES DE LARGO PLAZO, MIENTRAS QUE LA DEUDA NETA FUE DE 16,085 MILLONES DE PESOS.

LA POSICIÓN ACCIONARIA DE TELECOM EN TELMEX AL 30 DE SEPTIEMBRE ALCANZÓ 32.4%, AL CONTAR CON 4,169.0 MILLONES DE ACCIONES.

A TRAVÉS DE SU SUBSIDIARIA, GLOBAL TELECOM, LLC, TELECOM MANTIENE OPCIONES POR 100 MILLONES DE ACCIONES (CINCO MILLONES DE ADR´S), EN EFECTIVO O EN ESPECIE DE AMÉRICA MÓVIL A UN PRECIO PROMEDIO DE 20.34 DÓLARES POR ADR, LAS CUALES EXPIRAN EN SEPTIEMBRE DE 2004.

LOS INGRESOS DEL TERCER TRIMESTRE DE TELMEX (PRINCIPAL SUBSIDIARIA DE TELECOM) DISMINUYERON 5.1% COMPARADOS CON EL AÑO ANTERIOR COMO RESULTADO DE UN MENOR DINAMISMO EN EL TRÁFICO LOCAL, DE INTERCONEXIÓN, DE LARGA DISTANCIA NACIONAL E INTERNACIONAL Y DE LA DISMINUCIÓN DE LAS TARIFAS EN TÉRMINOS REALES. LOS INGRESOS ACUMULADOS A SEPTIEMBRE DE 2002 MOSTRARON UNA REDUCCIÓN DE 4.5% COMPARADO CON EL MISMO PERIODO DEL 2001.

LA UTILIDAD OPERATIVA DE TELMEX EN EL TERCER TRIMESTRE DE 2002 FUE 20.9% MENOR QUE EL MISMO PERIODO DEL AÑO ANTERIOR Y 12.5% MENOR SI COMPARAMOS LOS PRIMEROS NUEVE MESES DE 2002 CONTRA LOS DE 2001. LA EBITDA (UTILIDAD DE OPERACIÓN MÁS DEPRECIACIÓN) DISMINUYÓ 9.7% Y 8.1% PARA EL TERCER TRIMESTRE Y PARA LOS PRIMEROS NUEVE MESES DE 2002 RESPECTIVAMENTE, EN COMPARACIÓN CON LOS MISMOS PERIODOS DEL AÑO ANTERIOR.

1.- ACTIVIDAD DE LA COMPAÑÍA Y POLÍTICAS CONTABLES

LA COMPAÑÍA SE CONSTITUYÓ EL 24 DE JUNIO DE 1996, COMO RESULTADO DE LA ESCISIÓN DE GRUPO CARSO, S.A. DE C.V., ACORDADA EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CELEBRADA EL 30 DE ABRIL DE 1996, CON OBJETO DE SEGREGAR EN CARSO GLOBAL TELECOM, S.A. DE C.V. LA TITULARIDAD DE LAS ACCIONES DE TELÉFONOS DE MÉXICO, S.A. DE C.V. (TELMEX) Y DE OTRAS EMPRESAS CUYA ACTIVIDAD PRIMORDIAL SE DESARROLLA EN LA INDUSTRIA DE TELECOMUNICACIONES, INCLUYENDO LOS DERECHOS DE DIVERSOS CONTRATOS DE OPCIÓN DE COMPRA Y VENTA DE ACCIONES DE TELMEX.

TELÉFONOS DE MÉXICO, S.A. DE C.V. Y SUS SUBSIDIARIAS(TELMEX) PRESTAN SERVICIOS DE TELECOMUNICACIÓN PRINCIPALMENTE EN MÉXICO, Y A PARTIR DE 1999, A TRAVÉZ DE SUS SUBSIDIARIAS, EN LOS ESTADOS UNIDOS DE NORTEAMÉRICA Y EN GUATEMALA.

LA CONCESIÓN AL AMPARO DE LA CUAL OPERA TELMEX, OTORGADA POR EL GOBIERNO FEDERAL, EL 10 DE AGOSTO DE 1990, TIENE UNA VIGENCIA HASTA EL AÑO 2026, CON POSIBILIDAD DE UNA RENOVACIÓN POSTERIOR DE QUINCE AÑOS.

LA COMPAÑÍA SE CONSTITUYÓ CON UN CAPITAL CONTABLE DE $ 16,649,046, DE LOS CUALES, $ 5,214,602 CORRESPONDIERON A SU CAPITAL SOCIAL.

EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CELEBRADA EL 30 DE NOVIEMBRE DEL 2001, SE APROBO LA ESCISION DE CARSO GLOBAL TELECOM, S.A. DE C.V., COMO SOCIEDAD ESCINDENTE, DANDO COMO RESULTADO UNA SOCIEDAD ESCINDIDA DE NUEVA CREACIÓN DENOMINADA AMÉRICA TELECOM, S.A. DE C.V., CONSTITUIDA POR NEGOCIOS CELULARES Y LA MAYORIA DE INVERSIONES INTERNACIONALES.

LA COMPAÑÍA NO TIENE EMPLEADOS, POR LO QUE LOS SERVICIOS ADMINISTRATIVOS SE LOS PROPORCIONAN UNA COMPAÑÍA AFILIADA.

POLÍTICAS CONTABLES

A CONTINUACIÓN SE RESUMEN LAS PRINCIPALES POLÍTICAS Y PRÁCTICAS CONTABLES UTILIZADAS POR LA COMPAÑÍA EN LA PREPARACIÓN DE SUS ESTADOS FINANCIEROS.

A) CONSOLIDACIÓN

LA COMPAÑÍA DECIDÍO CONSOLIDAR LOS ESTADOS FINANCIEROS DE TELMEX A PARTIR DEL 1 DE ENERO DE 1999 A PESAR DE NO TENER LA MAYORÍA ACCIONARIA, EN VIRTUD DE QUE TIENE EL CONTROL DE LA ADMINISTRACIÓN EN BASE A UN CONTRATO DE FIDEICOMISO QUE EXISTE SOBRE LAS ACCIONES DE VOTO, ASI COMO POR EL INCREMENTO QUE HA VENIDO ALCANZANDO EN LA PARTICIPACIÓN ACCIONARIA DE TELMEX. LA DECISIÓN DE CONSOLIDAR TELMEX A PARTIR DE 1999 NO TUVO UN IMPACTO EN LA DETERMINACIÓN DE LA UTILIDAD NI DEL CAPITAL CONTABLE DE TELECOM EN VIRTUD DE QUE LA INVERSIÓN EN ACCIONES DE TELMEX SE VENÍA VALUANDO MEDIANTE EL MÉTODO DE PARTICIPACÍON; SU CONSOLIDACIÓN ÚNICAMENTE MODIFICÓ LA PRESENTACIÓN E INTEGRACIÓN DE ESTADOS

FINANCIEROS DE 1999.

EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CELEBRADA EL 25 DE SEPTIEMBRE DEL 2000, SE APROBO LA ESCISION DE TELEFONOS DE MÉXICO, S.A. DE C.V., COMO SOCIEDAD ESCINDENTE, DANDO COMO RESULTADO UNA SOCIEDAD ESCINDIDA DE NUEVA CREACION DENOMINADA AMERICA MOVIL, S.A. DE C.V., CONSTITUIDA POR NEGOCIOS CELULARES Y LA MAYORIA DE INVERSIONES INTERNACIONALES.

ADEMÁS DE TELMEX Y LOS ESTADOS FINANCIEROS CONSOLIDADOS ADJUNTOS INCLUYEN LAS CUENTAS DE LAS SUBSIDIARIAS GLOBAL TELECOM LLC, MULTIMEDIA CORPORATIVO, S.A. DE C.V., EMPRESAS Y CONTROLES EN COMUNICACION, S.A. DE C.V. EN LAS QUE PRÁCTICAMENTE SE TIENE LA TOTALIDAD DE LAS ACCIONES.

LOS SALDOS Y OPERACIONES INTERCOMPAÑÍAS, HAN SIDO ELIMINADOS EN LOS ESTADOS FINANCIEROS CONSOLIDADOS.

B) RECONOCIMENTO DE LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA

LA COMPAÑÍA INCORPORA LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA CON BASE EN LAS DISPOSICIONES DEL BOLETÍN B-10 (RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACIÓN EN LA INFORMACIÓN FINANCIERA) Y SUS ADECUACIONES EMITIDAS POR EL INSTITUTO MEXICANO DE CONTADORES PÚBLICOS, A.C. (IMCP); CONSECUENTEMENTE, LAS CIFRAS DE LOS ESTADOS FINANCIEROS Y SUS NOTAS SE EXPRESAN EN MILES DE PESOS DE PODER ADQUISITIVO AL CIERRE DEL PERÍODO.

LAS CUENTAS DE CAPITAL SOCIAL, PRIMA EN VENTA DE ACCIONES Y UTILIDADES ACUMULADAS FUERON ACTUALIZADAS MEDIANTE FACTORES DE AJUSTE DERIVADOS DEL INPC.

EL EXCESO EN LA ACTUALIZACIÓN DEL CAPITAL SE INTEGRA POR EL SUPERÁVIT ACUMULADO POR POSICIÓN MONETARIA A LA FECHA DE LA PRIMERA APLICACIÓN DEL BOLETÍN B-10 Y POR RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS(RETANM), QUE REPRESENTA LA DIFERENCIA NETA ENTRE LA APLICACIÓN DE MÉTODO DE COSTOS ESPECÍFICOS Y DEL MÉTODO DE CAMBIOS EN EL NIVEL GENERAL DE PRECIOS.

EL EFECTO MONETARIO REPRESENTA EL IMPACTO DE LA INFLACIÓN EN LOS ACTIVOS Y PASIVOS MONETARIOS. LOS IMPORTES RELATIVOS SE INCLUYERON EN EL ESTADO DE RESULTADOS COMO PARTE DEL COSTO INTEGRAL DE FINANCIAMIENTO.

C) INVERSIONES TEMPORALES

LAS INVERSIONES TEMPORALES, SE ENCUENTRAN VALUADAS A SU VALOR DE MERCADO (COSTO MAS RENDIMIENTO ACUMULADO).

D) INVERSIONES EN ASOCIADAS

LA INVERSIÓN EN ACCIONES QUE TIENE LA COMPAÑÍA EN INVERSIONES EN ASOCIADAS, SE VALÚA A TRAVÉS DEL MÉTODO DE PARTICIPACIÓN. EN TÉRMINOS GENERALES, ESTE MÉTODO CONSISTE EN RECONOCER CONTABLEMENTE LA PARTICIPACIÓN QUE SE TIENE EN LOS RESULTADOS Y EN EL RETANM DE LAS EMISORAS CONFORME SE VAN GENERANDO.

E) INMUEBLES, PLANTA Y EQUIPO (NETO)

(VER ANEXO 4)

F) ACTIVO DIFERIDO

EL ACTIVO DIFERIDO, ASCIENDE A $ 3,701,001 DE LOS CUALES $ 604,168 CORRESPONDEN A GASTOS AMORTIZABLES Y $ 3,096,833 CORRESPONDEN AL CRÉDITO MERCANTIL ORIGINADO POR LA ADQUISICIÓN DE LAS ACCIONES DE LAS SUBSIDIARIAS Y ASOCIADAS, SE AMORTIZA EN UN PERIODO DE CINCO Y DIEZ AÑOS.

G) OTROS ACTIVOS

EN ESTE RUBRO SE PRESENTAN LOS SIGUIENTES CONCEPTOS:

INVENTARIOS QUE ESTAN DESTINADOS PARA LA CONTRUCCIÓN DE LA PLANTA TELEFONICA Y/O EL MANTENIMIENTO DE LA MISMA Y NO PARA LA VENTA; ESTOS SE VALUAN POR EL MÉTODO DE COSTOS PROMEDIOS Y SE ACTUALIZAN CON BASE AL MÉTODO DE INDIZACIÓN ESPECIFICA, MISMOS QUE ASCENDIERON A $ 1,847,043 AL 30 DE SEPTIEMBRE DE 2002.

EL ACTIVO INTANGIBLE POR $6,827,818 AL 30 DE SEPTIEMBRE DE 2002 Y $ 8,004,968 EN DICIEMBRE DE 2001 SE DERIVA POR OBLIGACIONES LABORALES CONFORME A LO ESTABLECIDO EN EL BOLETÍN D-3 DEL INSTITUTO MEXICANO DE CONTADPRES PÚBLICOS. ESTA PARTIDA NO AFECTA LOS RESULTADOS DEL EJERCICIO.

H) FLUCTUACIONES CAMBIARIAS

LAS OPERACIONES EN MONEDAS EXTRANJERAS SE REGISTRAN AL TIPO DE CAMBIO EN VIGOR A LA FECHA DE SU CELEBRACIÓN. LOS ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA SE VALÚAN AL TIPO DE CAMBIO DE LA FECHA DEL BALANCE. LAS DIFERENCIAS CAMBIARIAS SE APLICAN A RESULTADOS.

LA COMPAÑÍA CELEBRA EN OCACIONES CONTRATOS A CORTO PLAZO DE COBERTURA CAMBIARIA Y FUTUROS. COMO COBERTURAS DE DETERMINADAS TRANSACCIONES DENOMINADAS EN MONEDAS EXTRANJERAS DIFERENTES AL DÓLAR NORTEAMERICANO. LAS UTILIDADES O PÉRDIDAS DE ESTOS CONTRATOS SE PRESENTAN NETAS DE LA UTILIDADES O PÉRDIDAS DE LOS ACTIVOS O PASIVOS QUE ESTÁN CUBRIENDO.

I) IMPUESTO SOBRE LA RENTA

LA COMPAÑÍA TIENE LA POLÍTICA DE DETERMINAR LA PROVISIÓN PARA IMPUESTO SOBRE LA RENTA CON BASE EN LO PAGADO MÁS EL EFECTO QUE TIENEN LAS DIFERENCIAS TEMPORALES NO RECURRENTES Y SIGNIFICATIVAS, QUE SE DEDUCEN O ACUMULAN FISCALMENTE EN AÑOS DISTINTOS DE AQUÉLLOS EN QUE SE RECONOCEN CONTABLEMENTE (IMPUESTOS DIFERIDOS).

J) UTILIDAD POR ACCIÓN

LA UTILIDAD POR ACCIÓN SE DETERMINÓ CON BASE EN EL RESULTADO MAYORITARIO Y PROMEDIO PONDERADO DE ACCIONES EN CIRCULACIÓN DE LOS ÚLTIMOS DOCE MESES.

2.- INVERSIÓN EN ASOCIADAS Y SUBSIDIARIA

(VER ANEXO 3)

3.- OPCIONES PARA LA COMPRA Y VENTA DE ACCIONES

LA COMPAÑIA CELEBRÓ DIVERSOS CONVENIOS PARA LA COMPRA Y VENTA DE OPCIONES ("CALL OPTIONS" Y "PUT OPTIONS", RESPECTIVAMENTE) REFERENTES A LOS "AMERICAN DEPOSITARY RECEIPTS" (ADR´S) DE TELMEX. CADA UNO DE LOS ADR´S AMPARA 20 ACCIONES DE LA SERIE "L" DE TELMEX. ALGUNAS OPCIONES QUE TIENE CONTRATADAS LA COMPAÑÍA, PUEDEN EJERCERSE A SU VENCIMIENTO; OTRAS PUEDEN EJERCERSE EN FORMA ANTICIPADA.

PREVIO ACUERDO DE AMBAS PARTES, ESTAS OPERACIOES PODRÁN SER LIQUIDADAS EN EFECTIVO (PAGANDO EL DIFERENCIAL ENTRE EL PRECIO DE EJERCICIO Y EL PRECIO DE MERCADO) O EN ESPECIE (SE CONSIDERA PAGO EN ESPECIE CUANDO SE ENTREGAN LOS TÍTULOS QUE AMPARAN LOS ADR´S).

LAS PRIMAS PAGADAS O COBRADAS EN LAS OPERACIONES DE "OPCIÓN", SE AMORTIZAN AL VENCIMIENTO. DE OPTARSE POR LA LIQUIDACIÓN EN ESPECIE, EL NETO ENTRE LAS PRIMAS RECIBIDAS Y LAS PAGADAS FORMA PARTE DEL COSTO DE COMPRA DE LOS ADR´S. SI SE OPTA POR LA LIQUIDACIÓN EN EFECTIVO. LA PRIMA NETA FORMA PARTE DEL COSTO DE LA OPERACIÓN QUE SE APLICA A REULTADOS.

4.- TRANSACCIONES CON PARTES RELACIONADAS

LA COMPAÑÍA TIENE UN CONTRATO CON TELMEX PARA LA PRESTACIÓN DE SERVICIOS DE CONSULTORÍA Y ASESORÍA EN MATERIA DE OPERACIÓN Y ADMINISTRACIÓN FINANCIERA. EL CONTRATO TIENE UNA VIGENCIA ANUAL, RENOVABLE POR TIEMPO INDEFINIDO. LOS HONORARIOS COBRADOS, DENOMINADOS EN DÓLARES NORTEAMERICANOS, REPRESENTARON EN MONEDA NACIONAL $ 140,918 AL CIERRE DEL PERIODO

5.- POSICIÓN Y OPERACIONES EN MONEDA EXTRANJERA

(VER ANEXO 6)

6.- PRÉSTAMOS BANCARIOS

EN ESTE RUBRO SE PRESENTAN LOS CREDITOS BANCARIOS ATADOS A PROGRAMAS DE COMPRA DE PROVEEDORES, QUE TRADICIONALMENTE SE HAN REGISTRADO EN EL ESTADO DE SITUACION FINANCIERA EN EL RUBRO DE PROVEEDORES, DEBIDO A QUE EN EL ESTADO DE SITUACION FINANCIERA SIFIC/ICS NO EXISTE APERTURA DE PROVEEDORES A LARGO PLAZO

7.- PAPEL COMERCIAL

(VER ANEXO 5)

8.- FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD

EN ESTE RUBRO SE PRESENTA EL SALDO CONTABLE DE LA RESERVA LABORAL AL 30 DE SEPTIEMBRE DE 2001

9.- CAPITAL CONTABLE

A) EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CELEBRADA EL 28 DE ENERO DE 2000, SE APROBÓ AUMENTAR EL NÚMERO DE ACCIONES EN CIRCULACIÓN DE SUS SERIES "A-1" Y "A-2", MEDIANTE UN "SPLIT", CONSISTENTE EN ENTREGAR 4 ACCIONES NUEVAS

POR CADA ACCIÓN ANTERIOR EN CIRCULACION.

PARA PROPOSITO DE ESTE INFORME, A TODAS LAS CIFRAS RELATIVAS AL NÚMERO DE ACCIONES SE LE DIO EFECTO RETROACTIVO AL "SPLIT" ANTES MENCIONADO.

B) AL 31 DE DICIEMBRE 2000, EL CAPITAL SOCIAL SE INTEGRA POR 3,950,015,728 ACCIONES DE LA SERIE A-1 (950,000,000 ANTES DEL SPLIT) ORDINARIAS NOMINATIVAS

Y SIN VALOR NOMINAL, REPRESENTATIVAS DEL CAPITAL SOCIAL MÍNIMO FIJO SIN DERECHO A RETIRO. ADICIONALMENTE, DE ACUERDO CON LOS ESTATUTOS DE LA SOCIEDAD SE PUEDEN EMITIR ACCIONES DE LA SERIE A-2 QUE CORRESPONDEN A LA PORCIÓN VARIABLE DEL CAPITAL SOCIAL. AL 31 DE DICIEMBRE 2000, NO SE HAN PUESTO EN CIRCULACIÓN ACCIONES DE ESTA SERIE.

LA PORCIÓN VARIABLE NO PODRÁ EXCEDER DE DIEZ VECES EL CAPITAL MÍNIMO SIN DERECHO A RETIRO Y LAS ACCIONES SÓLAMENTE PUEDEN SER PROPIEDAD DE CIUDADANOS MEXICANOS O DE SOCIEDADES MEXICANAS CON CLÁUSULA DE EXCLUSIÓN DE EXTRANJEROS.

C) EN ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS CELEBRADA EL 28 DE ABRIL DE 2000, SE ACORDÓ CREAR LA RESERVA PARA ADQUISICIÓN DE ACCIONES PROPIAS POR UN MONTO HISTORICO DE $ 4,500,000 ($ 5,192,767 NETO AL CIERRE DEL PERÍODO ACTLZDO.) ASIMISMO, SE ESPECIFICÓ UN VALOR NOMINAL DE HASTA $ 112,923 COMO EL MONTO MÁXIMO DEL CAPITAL SOCIAL QUE PUEDE AFECTARSE PARA LA COMPRA DE ACCIONES PROPIAS Y QUE REPRESENTA EL 5% DEL MISMO.

DURANTE 1998 SE ADQUIRIERON 81,041,728 ACCIONES PROPIAS (20,260,432 ANTES DEL SPLIT) POR $ 648,196 HABIENDOSE RECOLOCADO EN EL AÑO DE 1999, 106,197,728 ACCIONES (26,549,432 ANTES DEL SPLIT) A UN VALOR DE $ 1,530,893 LAS CUALES GENERARON UNA PRIMA EN VENTA DE ACCIONES DE $ 630,244. AL 31 DE DICIEMBRE DE 1998, EXISTIAN 106,197,728 ACCIONES (26,549,432 ANTES DEL SPLIT) PENDIENTES DE RECOLOCAR POR UN IMPORTE DE $648,196, LAS CUALES SE PRESENTAN DISMINUYENDO EL CAPITAL CONTABLE DE LA COMPAÑIA.

DURANTE EL EJERCICIO DE 2000 SE ADQUIRIERON 132,849,001 ACCIONES PROPIAS.

EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CELEBRADA EL 8 DE DICIEMBRE DE 2000, SE APROBÓ EL CONVENIO FUSION DE CARSO GLOBAL TELECOM, S.A. DE C.V., COMO FUSIONANTE, QUIEN SUBSISTE, CON GT 2000, S.A. DE C.V., COMO FUSIONADA, QUIEN DESAPARECE.

DE ACUERDO A LA FUSION DE CARSO GLOBAL TELECOM, S.A. DE C.V., COMO FUSIONANTE Y GT 2000, S.A. DE C.V., COMO FUSIONADA, SE AUMENTARA EL CAPITAL SOCIAL PAGADO

DE CARSO GLOBAL TELECOM, S.A. DE C.V., EN $ 88,945,785.81 Y SE EMITIRAN HASTA 150,015,728 ACCIONES ORDINARIAS DE LA SEIRIE A-1 REPRESENTATIVAS DEL CAPITAL MINIMO FIJO, PARA SER ENTREGADAS A LOS ACCIONISTAS DE GT 2000, S.A. DE C.V.

EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONITAS CELEBRADA EL 30 DE NOVIEMBRE DEL 2001, SE APROBO LA ESCISIÓN DE CARSO GLOBAL TELECOM, S.A. DE C.V., COMO SOCIEDAD ESCINDENTE, DANDO COMO RESULTADO UNA SOCIEDAD ESCINDIDA DE NUEVA CREACIÓN DENOMINADA AMERICA TELECOM, S.A. DE C.V., CONSTITUIDA POR NEGOCIOS CELULARES CELULARES Y LA MAYORIA DE INVERSIONES INTERNACIONALES.

EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CELEBRADA EL 21 DE DICIEMBRE DEL 2001, SE APROBÓ EL CONVENIO DE FUSION DE CARSO GLOBAL TELCOM, S.A. DE C.V.

COMO FUSIONANTE, QUIEN SUBSISTE, CON INVERESCI 2000, S.A. DE C.V. Y BANESCI 2000, S.A. DE C.V., COMO FUSIONADAS, QUINES DESAPARECEN.

EL CAPITAL DE LA SOCIEDAD ES VARIABLE. LA PARTE MÍNIMA FIJA DEL CAPITAL SOCIAL SIN DERECHO A RETIRO, ES DE $ 1,324,061.348., REPRESENTADA POR 3,935,077,043 ACCIONES COMUNES U ORDINARIAS CON PLENO DERECHO A VOTO, NOMINATIVAS, SIN EXPRESION DE VALOR NOMINAL, INTEGRAMENTE SUSUCRITAS Y PAGADAS, QUE CORRESPONDEN A LA SERIE "A-1".

D) DE ACUERDO CON LA LEY GENERAL DE SOCIEDADES MERCANTILES, DE LA UTILIDAD NETA DEL AÑO HABRÁ QUE SEPARAR POR LO MENOS EL 5% PARA INCREMENTAR LA RESERVA LEGAL HASTA QUE ÉSTA ALCANCE EL 20% DEL CAPITAL SOCIAL.

E) A PARTIR DEL 1 DE ENERO DE 1999, LA TASA DEL ISR CAMBIO DEL 34% AL 35%, TENIENDO LA EMPRESA LA OPCION DE DIFERIR UNA PARTE DEL MISMO,DE TAL MANERA QUE EL IMPUESTO SE PAGUE EN EL EJERCICIO REPRESENTE EL 30% DEL RESULTADO FISCAL (32% EN 1999). EL DIFERIMIENTO DE ESTE IMPUESTO Y LAS UTILIDADES RELATIVAS, SE DEBERAN CONTROLAR A TRAVEZ DE LA "CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA" (CUFUNERE), CUYO PROPOSITO FUNDAMENTAL ES EL DE IDENTIFICAR LAS UTILIDADES FISCALES SOBRE LAS CUALES SE OPTO POR DIFERIR PARTE DEL ISR.

A PARTIR DEL AÑO 2000, EN CASO DE QUE LA EMPRESA HUBIERA OPTADO POR ESTE DIFERIMIENTO, LAS UTILIDADES QUE SE DISTRIBUYAN AFECTARAN PRIMERO EL SALDO DE LA CUFINERE Y EL EXCEDENTE, SI LO HUBIERA, SE DISMINUIRA DEL SALDO DE LA "CUENTA DE UTILIDAD FISCAL NETA" (CUFIN) DEBIENDOSE PAGAR EL IMPUESTO DEL 5%PREVIAMENTE DIFERIDO(3% EN 1999)

LA CANTIDAD DISTRIBUIDA QUE EXCEDA DE LOS SALDOS DE LAS CUENTAS REFERIDAS, ESTARA SUJETA AL PAGO DEL IMPUESTO SOBRE LA RENTA CORPORATIVO A LA TASA DEL 35%.

ADICIONALMENTE, A PARTIR DEL 1 DE ENERO DE 1999, LAS UTILIDADES QUE SE DISTRIBUYAN A PERSONAS FISICAS O RESIDENTES EN EL EXTRANJERO EN SU CARACTER DE ACCIONISTAS, SERAN OBJETO DE UNA RETENCION DEL 5% SOBRE LA CANTIDAD QUE RESULTE DE APLICAR A LA UTILIDAD DISTRIBUIDA EL FACTOR DE 1.5385 (1.515 PARA UTILIDADES PROVENIENTES DEL SALDO DE LA CUFIN AL 31 DE DICIEMBRE DE 1998).

9.- RÉGIMEN FISCAL

A) CARSO GLOBAL TELECOM, S.A. DE C.V. Y SUS SUBSIDIARIAS ESTÁN SUJETAS AL IMPUESTO SOBRE LA RENTA (ISR) Y AL IMPUESTO AL ACTIVO (IMPAC).

B) LAS DIRENCIAS MÁS SIGNIFICATIVAS ENTRE EL RESULTADO CONTABLE Y FISCAL ESTÁN REPRESENTADAS PRINCIPALMENTE POR LA AMORTIZACIÓN DE LOS CRÉDITOS MERCANTILES, LA PARTICIPACIÓN EN EL RESULTADO CONTABLE DE LAS ASOCIADAS Y OTROS GASTOS NO DEDUCIBLES.

10.- EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE

RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(12,332,588)
EFECTO ACUMULADO INICIAL DE IMPUESTOS DIFERIDOS	(2,576,417)

(14,909,005)

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS

EN ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS CELEBRADA EL 30 DE NOVIEMBRRE DEL 2001, SE APROBO LA ESCISIÓN DE CARSO GLOBAL TELECOM, S.A. DE C.V., COMO SOCIEDAD ESCINDENTE, DANDO COMO RESULTADO UNA SOCIEDAD ESCINDIDA DE NUEVA CREACIÓN DENOMINADA AMÉRICA TELECOM, S.A. DE C.V., CONSTITUIDA POR NEGOCIOS CELULARES Y LA MAYORIA DE SUS INVERSIONES INTERNACIONALES.

LAS CIFRAS DEL TERCER TRIMESTRE DEL 2001, EN BENEFICIO DE LA COMPARABILIDAD DE LA INFORMACIÓN FINANCIERA (BOLETIN A-7, DEL INSTITUTO MEXICANO DE CONTADORES PÚBLICOS A.C.), FUERON MODIFICADAS, POR EL EFECTO DE ESCISIÓN; ALOJANDO EL MONTO DE LAS OPERACIONES DISCONTINUAS EN LOS RUBROS:

S 07 OTROS ACTIVOS CIRCULANTES	$ 19,980,030
S 19 OTROS ACTIVOS	76,501,162
S 26 OTROS PASIVOS CIRCULANTES	10,464,971
S 32 OTROS PASIVOS	11,961,230
R 14 RESULTADOS	(681,028)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR CTUAL (3
SUBSIDIARIAS					
1 TELMEX	COMUNICACIONES	4,169,007,000	32.00	12,500,793	20,155,034
2 MULTIMEDIA CORPORATIVO, S.A. DE C.V.	ADMON. DE SOCIEDADES	50,000	100.00	50	93
3 GLOBAL TELECOM LLC	TENEDORA DE ACCIONES Y VALORES	1	100.00	3,027,944	426,411
4 EMPRESAS Y CONTROLES	TENEDORA DE ACCIONES Y VALORES	230,336,849	100.00	230,337	426,415
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**15,759,124**	**21,007,953**
ASOCIADAS					
1 T1MSN, CORP.	PORTAL DE INTERNET	3,010,850	50.00	280,386	74,815
2 TECHNOLOGY AND INTERNET, LLC	SERVICIOS DE INTERNET	500	50.00	973,799	273,918
3 TECNOLOGY FUND I, LLC	SERVICIOS DE COMUNICACION	500	50.00	20,898	15,548
4 ORGANIZACION RECUPERADORA DE CARTERA, S	TENEDORA DE CENTRO DE TELEMERC EN E.U.A	459,124,621	45.00	459,061	475,948
5 CENTRO HISTORICO DE LA CIUDAD DE MEXICO	SERVICIOS INMOBILIARIOS	80,020,000	40.00	80,020	86,201
6 OTRAS ASOCIADAS (4) (No. DE ASOC.)		1	0.00	0	0
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**1,814,164**	**926,430**
OTRAS INVERSIONES PERMANENTES					**209,176**
TOTAL					**22,143,559**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

INMUEBLES, PLANTA Y EQUIPO
(Miles de Pesos)

ANEXO 4

CONSOLIDADO
Impresión Final

CONCEPTO	COSTO DE ADQUISICION	DEPRECIACION ACUMULADA	VALOR EN LIBROS	REVALUACION	DEPRECIACION DE LA REVALUACION	VALOR EN LIBROS (+) REVALUACION (-) DEPRECIACION
ACTIVOS DEPRECIABLES						
INMUEBLES	4,387,629	804,988	3,582,641	17,086,067	8,835,305	11,833,403
MAQUINARIA	91,174,728	35,101,364	56,073,364	119,000,418	84,300,685	90,773,097
EQUIPO DE TRANSPORTE	8,052,928	5,891,080	2,161,848	6,336,302	5,804,788	2,693,362
EQUIPO DE OFICINA	1,435,416	890,461	544,955	783,130	626,208	701,877
EQUIPO DE COMPUTO	0	0	0	0	0	0
OTROS	0	0	0	0	0	0
TOTAL DEPRECIABLES	**105,050,701**	**42,687,893**	**62,362,808**	**143,205,917**	**99,566,986**	**106,001,739**
ACTIVOS NO DEPRECIABLES						
TERRENOS	1,006,921	0	1,006,921	3,962,837	0	4,969,758
CONSTRUCCIONES EN PROCESO	5,977,128	0	5,977,128	386,992	0	6,364,120
OTROS	0	0	0	0	0	0
TOTAL NO DEPRECIABLES	**6,984,049**	**0**	**6,984,049**	**4,349,829**	**0**	**11,333,878**
TOTAL	**112,034,750**	**42,687,893**	**69,346,857**	**147,555,746**	**99,566,986**	**117,335,617**

OBSERVACIONES

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2002**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
AB SVENSK EXPORT (1)	14/12/2005	2.71	0	0	0	0	0	0	0	0	14,427	14,427	28,853	28,853	3,014	0
ABN AMRO BANK (1)	30/11/2006	3.61	0	0	0	0	0	0	0	0	164,120	451,982	616,102	616,102	587,654	164,120
ABN AMRO BANK (1)	15/03/2008	3.14	0	0	0	0	0	0	0	0	399,729	515,920	915,650	915,650	915,650	1,162,879
DEXIA BANK (1)	31/12/2012	2.71	0	0	0	0	0	0	0	0	111,310	115,561	231,122	231,122	231,122	817,754
BANCO BILBAO V.A. (1)	22/12/2007	2.46	0	0	0	0	0	0	0	0	0	0	103,733	103,733	103,733	155,599
BANCO INTERN., SAG (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	251	751	1,023	647	520	130
BCO. SANTANDER N.Y. (1)	05/04/2008	1.91	0	0	0	0	0	0	0	0	0	11,084	22,168	22,168	22,168	33,252
BANK OF AMERICA NAT (1)	17/04/2006	1.96	0	0	0	0	0	0	0	0	75,937	75,937	151,874	123,832	71,016	0
BANK OF AMERICA NAT (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	11,065	33,172	45,156	28,576	22,946	5,737
BANK OF AMERICA NAT (1)	15/12/2003	2.09	0	0	0	0	0	0	0	0	10,795	10,795	10,795	0	0	0
BARCLAYS BANK, BRUS (1)	31/12/2004	2.96	0	0	0	0	0	0	0	0	100,173	100,173	141,125	40,952	0	0
BARCLAYS BANK, BRUS (1)	31/12/2005	2.71	0	0	0	0	0	0	0	0	44,029	44,029	88,057	88,057	44,029	0
BARCLAYS BANK, N.Y. (1)	16/07/2003	2.09	0	0	0	0	0	0	0	0	0	8,025	0	0	0	0
CITIBANK, N.A. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	33,086	102,948	142,019	90,012	72,148	18,037
CREDIT LYONNAIS (1)	16/10/2003	2.09	0	0	0	0	0	0	0	0	10,655	10,655	10,655	0	0	0
EXPORT DEVELOP CAN (1)	22/04/2008	2.26	0	0	0	0	0	0	0	0	73,158	321,734	374,135	343,123	256,146	70,092
FORTIS BANK (1)	30/12/2002	2.71	0	0	0	0	0	0	0	0	65,440	0	0	0	0	0
GOLDMAN SACHS INT. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	2,461	7,378	10,043	6,355	5,103	1,276
JP MORGAN CHASE B (1)*	14/12/2003	2.59	0	0	0	0	0	0	0	0	0	0	4,575,015	0	0	0
JP MORGAN CHASE B (1)*	20/12/2004	2.41	0	0	0	0	0	0	0	0	0	0	0	4,575,015	0	0
KREDITANSTAL FUR W. (1)	15/12/2006	3.01	0	0	0	0	0	0	0	0	59,306	59,306	118,611	118,611	118,611	59,306
KREDITANSTAL FUR W. (1)	30/11/2004	2.21	0	0	0	0	0	0	0	0	1,125	1,125	2,249	1,125	0	0
MARUBENI CORP. (1)	11/03/2004	3.21	0	0	0	0	0	0	0	0	0	30,500	15,250	0	0	0
MITSU & CO., LTD (1)	30/11/2006	3.29	0	0	0	0	0	0	0	0	27,726	27,726	55,451	55,451	55,451	27,726
NATEXIS BANQUE (2)	31/03/2022	2.00	0	0	0	0	0	0	0	0	1,912	12,855	14,821	14,821	14,821	173,771
NORDEA BANK FINLAND (1)	09/11/2004	3.21	0	0	0	0	0	0	0	0	59,984	59,984	119,967	34,567	0	0
NORDEA BANK FINLAND (1)	19/11/2006	2.96	0	0	0	0	0	0	0	0	154,075	154,075	308,151	308,151	257,317	52,408
NORDIC INVESTMENT B. (1)	06/12/2006	2.81	0	0	0	0	0	0	0	0	0	50,834	101,667	101,667	101,667	50,834
BNP PARIBAS BANK, N.Y. (1)	03/02/2003	2.59	0	0	0	0	0	0	0	0	107,932	36,801	0	0	0	0

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2002**

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
PRIVATE EXPORT FUND (2)	16/07/2003	9.34	0	0	0	0	0	0	0	0	0	51,419	0	0	0	0
SKANDINAVISKA ENSKILDA (1)	15/08/2009	3.14	0	0	0	0	0	0	0	0	32,257	88,669	120,925	120,926	120,926	330,519
SKANDINAVISKA ENSKILDA (1)	28/02/2004	2.71	0	0	0	0	0	0	0	0	0	78,864	19,956	0	0	0
SOCIETE GENERALE N.Y. (1)	31/12/2003	2.15	0	0	0	0	0	0	0	0	10,156	10,158	10,156	0	0	0
SOCIETE GENERALE PARIS (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	3,432	10,289	14,005	8,863	7,117	1,779
SOCIETE GENERALE PARIS (1)	12/11/2006	2.46	0	0	0	0	0	0	0	0	53,379	54,426	62,220	33,252	6,392	70
SUMITOMO CORP (1)	19/06/2006	2.96	0	0	0	0	0	0	0	0	47,750	47,750	95,499	67,202	38,566	0
BANK OF TOKYO-MITSUB (1)	29/12/2008	3.06	0	0	0	0	0	0	0	0	0	101,667	226,436	249,539	249,539	420,513
UNION BANK OF SWITZ. (1)	28/11/2002	2.21	0	0	0	0	0	0	0	0	3,961	0	0	0	0	0
ARRENDADORA BANAMEX (1)	26/06/2004	2.71	0	0	52,178	163,049	173,299	0	0	0	0	0	0	0	0	0
BANAMEX AG. N.Y. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	1,763	5,284	7,193	4,552	3,655	914
BANAMEX, S.A. (1)	27/06/2005	2.71	0	0	42,188	131,612	187,899	148,685	0	0	0	0	0	0	0	0
BANCA SERFIN N.Y. (1)	24/12/2006	2.52	0	0	0	0	0	0	0	0	881	2,729	3,761	2,382	1,910	478
BBVA BANCOMER (2)	27/01/2004	7.75	0	800,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	10/10/2006	2.71	0	0	47,067	226,655	316,602	333,990	174,590	29,857	0	0	0	0	0	0
BANCO INTERNACIONAL. (1)	24/12/2006	2.52	0	0	5,768	17,292	23,539	14,896	11,962	2,990	0	0	0	0	0	0
BANCO SANTANDER (1)	28/02/2003	2.46	0	0	387,962	191,571	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (3)	22/05/2004	7.83	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX S.A. (1)	26/06/2006	2.71	0	0	61,667	188,531	259,831	269,858	209,220	0	0	0	0	0	0	0
HEWLETT PACKARD MEX (2)	31/03/2005	8.00	0	0	9,176	27,527	36,703	18,351	0	0	0	0	0	0	0	0
TESORERIA DE LA FED. (1)	24/12/2006	2.52	0	0	11,101	33,690	46,067	29,168	23,407	5,852	0	0	0	0	0	0
INBURSA (3)	30/06/2004	9.38	4,354	1,387	0	0	0	0	0	0	0	0	0	0	0	0
CHASE MANHATAN BANK	18/09/2003	3.25	0	0	0	0	0	0	0	0	0	2,382,820	0	0	0	0
CHASE MANHATAN BANK	04/11/2003	3.25	0	0	0	0	0	0	0	0	0	0	760,245	0	0	0
CHASE MANHATAN BANK	03/05/2004	3.25	0	0	0	0	0	0	0	0	0	0	2,016,306	0	0	0
BANCO INVEX	27/12/2004	9.78	0	200,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			4,354	1,501,387	617,107	979,927	1,043,940	814,948	419,179	38,699	1,682,275	5,091,850	11,540,394	8,335,306	3,311,221	3,547,194

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **3** AÑO: **2002**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
PAPEL COMERCIAL ** (2)	15/10/2002	8.62	5,065,067	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT BURSAT TELMEX 02-2 (4)	10/02/2005	10.40	0	850,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT BURSAT TELMEX 02 (4)	09/02/2007	10.20	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
C B TMX 01,02-3 Y 02-4 (2)	26/10/2007	11.05	0	1,700,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT BURSAT TELMEX 01-2 (4)	26/10/2007	10.30	0	3,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SENIOR NOTES DUE 2006 (2)	26/01/2006	8.25	0	0	0	0	0	0	0	0	0	0	0	0	15,250,050	0
CONVERTIBLE SECURI 2004 (2)	26/01/2006	4.25	0	0	0	0	0	0	0	0	0	0	10,166,700	0	0	0
PAGARE MEDIANO PLAZO POOU	20/07/2007	7.50	0	1,127,920	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	03/10/2002	7.54	198,123	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	03/10/2002	7.25	1,050,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	16/10/2002	7.40	2,120,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	13/12/2002	7.60	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	13/12/2002	7.60	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	03/10/2002	8.73	400,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	09/10/2002	8.92	370,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	09/10/2002	8.92	240,000	0	0	0	0	0	0	0	0	0	0	0	0	0
PAPEL COMERCIAL BURSATIL	15/10/2002	8.77	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	23/08/2007	9.01	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**12,943,190**	**9,577,920**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**10,166,700**	**0**	**15,250,050**	**0**
CIRCULANTES, OTROS CREDITOS			16,353,904	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**16,353,904**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
			29,301,448	11,079,307	617,107	979,927	1,043,940	814,948	419,179	38,699	1,682,275	5,091,850	21,707,094	8,335,306	18,561,271	3,547,194

OBSERVACIONES

A) TASAS DE INTERES
EN EL DESGLOCE DE CREDITOS SE PRESENTA CON TASA INTEGRADA COMO SIGUE:
(1) TASA LIBOR LIBOR MAS UN MARGEN
(2) TASA FIJA
(3) TASA TIIE MAS UN MARGEN
(4) TASA CETES

B) SE CONSIDERARON LOS SIGUIENTES VALORES:
LIBOR A 6 MESES U.S. DLLS. EQUIVALENTE A 1.71 AL 30 SEPT. 2002
TIIE A 28 DIAS EQUIVALENTE A 9.175 AL 30 DE SEPT. 2002.
CETES A 91 DIAS EQUIVALENTE A 9.4 AL 26 DE SEPT 2002.
SEGUN FUENTE DEL BANCO DE MEXICO.
C) * BANCO AGENTE DE CREDITO SINDICADO
D) ** LOS OFICIOS CORRESPONDIENTES A ESTA DEUDA SON:
DGE- 533-14122 DE FECHA 30 DE OCT. DE 2001, DGE-182-10232 DE FECHA 15 DE ABRIL DE 2002 Y DGE -311-14611 DE FECHA 1° DE JULIO DE 2002.

E) LOS CREDITOS DE PROVEEDORES SE RECLASIFICAN A CREDITOS BANCARIOS, DEBIDO A QUE EN EL ESTADO DE SITUACION FINANCIERA DEL SIFIC/ICS, NO EXISTE APERTURA PARA PROVEEDORES A LARGO PLAZO.

LOS PASIVOS EN MONEDAS EXTRANJERAS, SE VALUARON AL TIPO DE CAMBIO DE CIERRE DEL TRIMESTRE, MISMOS QUE AL 30 DE SEPTIEMBRE DEL PRESENTE FUE EL SIGUIENTE:

MONEDA DE ORIGEN	MONTO (M.O.)	T.C.
DOLAR (U.S.)	5,648,502	10.1667
FRANCO FRANCES (F.F)	165,623	1.5263

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
1. INGRESOS					
EXPORTACIONES	490,765	4,642,726	0	0	4,642,726
OTROS	7,422	75,459	0	0	75,459
TOTAL	**498,187**	**4,718,185**			**4,718,185**
2. EGRESOS					
IMPORTACIONES (MATERIAS PRIMAS)	0	0	0	0	0
INVERSIONES	0	0	0	0	0
OTROS	790,824	7,482,591	0	0	7,482,591
TOTAL	**790,824**	**7,482,591**			**7,482,591**
SALDO NETO	**(292,637)**	**(2,764,406)**			**(2,764,406)**
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**3,500,472**	**35,588,249**	0	0	**35,588,249**
PASIVO	**6,472,974**	**65,808,784**	**24,865**	**252,790**	**66,061,574**
CORTO PLAZO	1,138,344	11,573,207	2,040	20,736	11,593,943
LARGO PLAZO	5,334,630	54,235,577	22,825	232,054	54,467,631
SALDO NETO	**(2,972,502)**	**(30,220,535)**	**(24,865)**	**(252,790)**	**(30,473,325)**

BALANZA DE DIVISAS Y POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

OBSERVACIONES

TIPO DE CAMBIO UTILIZADOS:

BALANZA DE DIVISAS:
PROMEDIO DE LOS T.C. MENSUALES PUBLICADOS POR EL BANCO DE MEXICO.

ACTIVOS Y PASIVOS EN MONEDAS EXTRANJERAS:
SE VALUAN AL T.C. DE CIERRE DEL TRIMESTRE.

LOS TIPOS DE CAMBIO AL CIERRE DEL TRIMESTRE FUERON LOS SIGUIENTES:

MONEDA DE ORIGEN	MONTO (M.O.)	T.C.
DOLAR (U.S.)	5,648,502	10.1667
FRANCO FRANCES (F.F.)	165,623	1.5263

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	36,981,762	111,218,529	(74,236,765)	0.92	682,978
FEBRERO	35,506,859	108,539,992	(73,033,133)	0.06	(35,885)
MARZO	37,801,286	106,971,284	(69,169,998)	0.51	352,768
ABRIL	37,250,116	106,031,025	(68,780,908)	0.55	378,295
MAYO	37,998,594	103,690,434	(65,691,838)	0.20	131,383
JUNIO	40,428,839	106,483,207	(66,054,367)	0.49	323,666
JULIO	38,686,783	101,756,729	(63,069,946)	0.29	182,903
AGOSTO	40,575,956	101,410,995	(60,835,039)	0.38	231,173
SEPTIEMBRE	50,224,743	106,791,502	(56,566,759)	0.60	339,401
ACTUALIZACION:	0	0	0	0.00	0
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	(17,496)
TOTAL					**2,569,186**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO INSCRITOS EN BOLSA (1)

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N O A P L I C A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CONSTANCIA DE OBLIGACIONES Y/O PAGARES DE MEDIANO PLAZO (1)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2002**

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
NO PROCEDE		0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO PROCEDE					

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
SERVICIO LOCAL				39,161,104			
SERVICIO LD				26,210,020			
INTERCONEXION				11,310,229			
OTROS				3,288,612			
TOTAL				79,969,965			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2002**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
SERVICIO DE ENLACE				2,192,456			
TOTAL				2,192,456			

OBSERVACIONES

ANEXO 12

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA

(Miles de Pesos)

SALDO DE LA CUFIN AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE D **2001** 7,407,774

Número de acciones en circulación a la misma fecha de la CUFIN : 3,757,265,966
(En Unidades)

[ ] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS COBRADOS DURANTE EL EJERCICIO ACTUAL

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
1	A-1	3,757,265,966.00	21/03/2002	529,692.00
2	A-1	3,757,265,966.00	21/06/2002	585,981.00
3	A-1	3,757,265,966.00	21/09/2002	578,611.00

DETERMINACION DE LA UFIN DEL EJERCICIO ACTUAL

UFIN DEL EJERCICIO COMPRENDIDO DEL 1 DE ENERO A 31 DE DICIEMBRE DE 2001

RESULTADO FISCAL	0
- IMPORTE DEL ISR:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- IMPORTE DE LA UFIR	0
- PARTIDAS NO DEDUCIBLES	0
UFIN DEL EJERCICIO :	0

SALDO DE LA CUFIN ACTUALIZADA AL TRIMESTRE QUE REPORTA

(Información del año actual)

SALDO DE CUFIN A 30 DE SEPTIEMBRE DE 2002 8,228,591

Número de acciones en circulación a la misma fecha de la CUFIN : 3,757,265,966
(En Unidades)

CLAVE DE COTIZACIO TELECOM TRIMESTRE: 3 ANO: 2002

RAZON SOCIAL: **CARSO GLOBAL TELECOM, S. A. DE C. V.**

FILE No. 82-4379

ANEXO 12 - A

CEDULA PARA LA DETERMINACION DE LA CUENTA DE UTILIDAD FISCAL NETA REINVERTIDA

(Miles de Pesos)

SALDO DE LA CUFIN REINVERTIDA AL CIERRE DEL EJERCICIO ANTERIOR AL QUE REPORTA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE **2001** — 9,762

Número de acciones en circulación a la misma fecha de la CUFIN : (En Unidades) — 3,757,265,966

[ ] CIFRAS DICTAMINADAS FISCALMENTE [X] CIFRAS CONSOLIDADAS FISCALMENTE

DIVIDENDOS PAGADOS DURANTE EL EJERCICIO ACTUAL PROVENIENTES DE LA CUFIN

TRIMESTRE	SERIE	NUMERO DE ACCIONES EN CIRCULACION	FECHA DE COBRO	IMPORTE
0	0	0.00		0.00

DETERMINACION DE LA UFIN REINVERTIDA DEL EJERCICIO QUE REPORTA

UFINER DEL EJERCICIO COMPRENDIDO DEL 1o DE ENERO AL 31 DE ENERO DE

RESULTADO FISCAL:	0
+ IMPORTE P.T.U. DEDUCIDA	0
- IMPORTE DEL P.T.U	0
- PARTIDAS NO DEDUCIBLES	0
- (+) UTILIDAD (PERDIDA) DE FUENTE DE RIQUEZA UBICADA EN EL EXT.	0
UFIN DEL EJERCICIO :	0
- ISR (Utilizando la tasa para ISR diferido)	
* FACTOR PARA UFIN REINVERTIDA:	0
UFINER DEL EJERCICIO	0

SALDO DE LA CUFIN REINVERTIDA ACTUALIZADA AL TRIMESTRE QUE REPORTA

SALDO DE LA CUFIN REINVERTIDA A **31** DE SEPTIEMBRE DE 2002 — 10,316

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 3,757,265,966

MODIFICACION AL SALDO DE LA CUFIN REINVERTIDA DEL EJERCICIO ANTERIOR POR DECLARACION COMPLEMENTARIA

SALDO DE CUFIN AL 31 DE DICIEMBRE DE 0000 (Antes de UFIN reinvertida del ejercicio anterior) — 0

Número de acciones en circulación a la misma fecha de la CUFIN reinvertida : (En Unidades) — 0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2002**

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

SERIE	VALOR NOMINAL ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL (Miles de Pesos)	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A-1		4	3,720,066,900			3,720,066,900	1,251,715	
TOTAL			**3,720,066,900**	**0**	**0**	**3,720,066,900**	**1,251,715**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
3,720,066,900

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE
A-1	215,010,143	18.50000	10.07000

OBSERVACIONES

FILE No. 82-4379

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **SIN CONSOLIDAR**
AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**27,483,301**	**100**	**44,298,085**	**100**
2	**ACTIVO CIRCULANTE**	**2,885,798**	**11**	**587,166**	**1**
3	EFECTIVO E INVERSIONES TEMPORALES	778,112	3	276,623	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	2,101,192	8	303,300	1
6	INVENTARIOS	0	0	0	0
7	OTROS ACTIVOS	6,494	0	7,243	0
8	**LARGO PLAZO**	**20,745,655**	**75**	**41,768,280**	**94**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	20,581,538	75	41,606,866	94
11	OTRAS INVERSIONES	164,117	1	161,414	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**0**	**0**	**0**	**0**
13	INMUEBLES	0	0	0	0
14	MAQUINARIA Y EQUIPO INDUSTRIAL	0	0	0	0
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	0	0	0	0
17	CONSTRUCCIONES EN PROCESO	0	0	0	0
18	**ACTIVO DIFERIDO (NETO)**	**3,851,848**	**14**	**1,942,639**	**4**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**16,980,004**	**100**	**21,434,931**	**100**
21	**PASIVO CIRCULANTE**	**11,875,532**	**70**	**16,663,113**	**78**
22	PROVEEDORES	0	0	0	0
23	CREDITOS BANCARIOS	2,382,820	14	4,295,521	20
24	CREDITOS BURSATILES	7,878,123	46	12,264,943	57
25	IMPUESTOS POR PAGAR	18,393	0	14,829	0
26	OTROS PASIVOS CIRCULANTES	1,596,196	9	87,820	0
27	**PASIVO A LARGO PLAZO**	**5,104,472**	**30**	**4,771,818**	**22**
28	CREDITOS BANCARIOS	2,976,552	18	3,274,360	15
29	CREDITOS BURSATILES	2,127,920	13	1,497,458	7
30	OTROS CREDITOS	0	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**10,503,297**	**100**	**22,863,154**	**100**
36	**CAPITAL CONTRIBUIDO**	**5,849,574**	**56**	**10,311,826**	**45**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	1,251,715	12	2,227,561	10
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	4,100,150	39	7,202,814	32
39	PRIMA EN VENTA DE ACCIONES	497,709	5	881,451	4
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**4,653,723**	**44**	**12,551,328**	**55**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	16,069,012	153	17,494,543	77
43	RESERVA PARA RECOMPRA DE ACCIONES	1,619,165	15	2,019,115	9
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(14,909,005)	(142)	(10,383,183)	(45)
45	**RESULTADO NETO DEL EJERCICIO**	1,874,551	18	3,420,853	15

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **SIN CONSOLIDAR**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)
Impresión Final

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**778,112**	**100**	**276,623**	**100**
46	EFECTIVO	4,396	1	329	0
47	INVERSIONES TEMPORALES	773,716	99	276,294	100
18	**CARGOS DIFERIDOS**	**3,851,848**	**100**	**1,942,639**	**100**
48	GASTOS AMORTIZABLES (NETO)	0	0	0	0
49	CREDITO MERCANTIL	2,261,451	59	1,803,249	93
50	IMPUESTOS DIFERIDOS	1,590,397	41	139,390	7
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**11,875,532**	**100**	**16,663,113**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,896,344	33	863,656	5
53	PASIVOS EN MONEDA NACIONAL	7,979,188	67	15,799,457	95
24	**CREDITOS BURSATILES CORTO PLAZO**	**7,878,123**	**100**	**12,264,943**	**100**
54	PAPEL COMERCIAL	7,878,123	100	12,264,943	100
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,596,196**	**100**	**87,820**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	1,497,272	94	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	98,924	6	87,820	100
27	**PASIVO A LARGO PLAZO**	**5,104,472**	**100**	**4,771,818**	**100**
59	PASIVO EN MONEDA EXTRANJERA	2,776,551	54	3,274,360	69
60	PASIVO EN MONEDA NACIONAL	2,327,921	46	1,497,458	31
29	**CREDITOS BURSATILES LARGO PLAZO**	**2,127,920**	**100**	**1,497,458**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	2,127,920	100	1,497,458	100
30	**OTROS CREDITOS**	**0**	**100**	**0**	**100**
63	OTROS CREDITOS CON COSTO		0		0
64	OTROS CREDITOS SIN COSTO		0		0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL		0		0
66	IMPUESTOS DIFERIDOS		0		0
67	OTROS		0		0
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS		0		0
69	OTROS PASIVOS		0		0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(14,909,005)**	**100**	**(10,383,183)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(14,909,005)	(100)	(10,383,183)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM**
CARSO GLOBAL TELECOM, S. A. DE C. V.

TRIMESTRE: **3** AÑO: **2002**

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

SIN CONSOLIDAR

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	(8,989,734)	(16,075,947)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	0	0
74	NUMERO DE FUNCIONARIOS (*)	0	0
75	NUMERO DE EMPLEADOS (*)	0	0
76	NUMERO DE OBREROS (*)	0	0
77	NUMERO DE ACCIONES EN CIRCULACION (*)	3,720,066,900	3,757,264,999
78	NUMERO DE ACCIONES RECOMPRADAS (*)	215,010,143	177,811,077

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE RESULTADOS **SIN CONSOLIDAR**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**140,918**	**100**	**154,758**	**100**
2	COSTO DE VENTAS	0	0	0	0
3	**RESULTADO BRUTO**	**140,918**	**100**	**154,758**	**100**
4	GASTOS DE OPERACION	0	0	0	0
5	**RESULTADO DE OPERACION**	**140,918**	**100**	**154,758**	**100**
6	COSTO INTEGRAL DE FINANCIAMIENTO	739,670	525	1,526,773	987
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(598,752)**	**(425)**	**(1,372,015)**	**(887)**
8	OTRAS OPERACIONES FINANCIERAS	955,461	678	(853,054)	(551)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(1,554,213)**	**(1,103)**	**(518,961)**	**(335)**
10	PROVISION PARA IMPUESTOS Y P.T.U.	(137,848)	(98)	121,104	78
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(1,416,365)**	**(1,005)**	**(640,065)**	**(414)**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	3,290,916	2,335	4,060,918	2,624
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,874,551**	**1,330**	**3,420,853**	**2,210**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,874,551**	**1,330**	**3,420,853**	**2,210**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,874,551**	**1,330**	**3,420,853**	**2,210**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE RESULTADOS **SIN CONSOLIDAR**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**140,918**	**100**	**154,758**	**100**
21	NACIONALES	140,918	100	154,758	100
22	EXTRANJERAS	0	0	0	0
23	CONVERSION EN DOLARES (***)	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**739,670**	**100**	**1,526,773**	**100**
24	INTERESES PAGADOS	1,114,847	151	2,204,122	144
25	PERDIDA EN CAMBIOS	848,890	115	336,309	22
26	INTERESES GANADOS	87,105	12	23,545	2
27	GANANCIA EN CAMBIOS	646,314	87	285,920	19
28	RESULTADO POR POSICION MONETARIA	(490,648)	(66)	(704,193)	(46)
8	**OTRAS OPERACIONES FINANCIERAS**	**955,461**	**100**	**(853,054)**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	967,501	101	(853,054)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	(12,040)	(1)	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**(137,848)**	**100**	**121,104**	**100**
32	I.S.R.	84,734	61	121,104	100
33	I.S.R. DIFERIDO	(222,582)	(161)	0	0
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**

CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

SIN CONSOLIDAR

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	140,920	154,760
37	RESULTADO FISCAL DEL EJERCICIO	0	239,405
38	VENTAS NETAS (**)	263,320	181,286
39	RESULTADO DE OPERACION (**)	263,320	181,286
41	RESULTADO NETO (**)	4,595,151	3,926,255

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **SIN CONSOLIDAR**
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2002 Y 2001
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,874,551**	**3,420,853**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	(2,441,317)	(3,083,784)
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**(566,766)**	**337,069**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(1,733,267)	(163,015)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**(2,300,033)**	**174,054**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	3,895,990	1,299,055
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(412,400)	(971,189)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**3,483,590**	**327,866**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(562,017)**	**(227,123)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	621,540	274,797
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	156,572	1,826
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	778,112	276,623

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **SIN CONSOLIDAR**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**(2,441,317)**	**(3,083,784)**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	0	0
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(2,441,317)	(3,083,784)
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(1,733,267)**	**(163,015)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	0	4,014
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	0	0
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	(1,730,978)	155,074
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	0	0
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(2,289)	(322,103)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**3,895,990**	**1,299,055**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	2,382,820	(2,744,533)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	(1,601,096)	3,647,365
25	+ DIVIDENDOS COBRADOS	1,673,768	1,621,603
26	+ OTROS FINANCIAMIENTOS	1,440,498	(1,225,380)
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(412,400)**	**(971,189)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(12,427)	(28,083)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	(399,973)	(943,106)
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(562,017)**	**(227,123)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	(562,017)	(227,123)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	0	0
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	0	0

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

RAZONES Y PROPORCIONES
INFORMACION SIN CONSOLIDAR

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	1,330.24	%	2,210.45	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	43.75	%	17.17	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	16.72	%	8.86	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	26.17	%	20.59	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.01	veces	0.00	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	0.00	veces	0.00	veces
8	ROTACION DE INVENTARIOS (**)	0.00	veces	0.00	veces
9	DIAS DE VENTAS POR COBRAR	0	días	0	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	8.01	%	7.06	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	61.78	%	48.39	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.62	veces	0.94	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	39.30	%	19.31	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	0.00	%	0.00	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	0.13	veces	0.07	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	0.02	veces	0.01	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.24	veces	0.04	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.24	veces	0.04	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.17	veces	0.03	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	6.55	%	1.66	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	(402.20)	%	217.80	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(1,229.98)	%	(105.34)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	(2.06)	veces	0.08	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	111.84	%	396.22	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	(11.84)	%	(296.22)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	0.00	%	0.00	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: **TELECOM** TRIMESTRE: **3** AÑO: **2002**
CARSO GLOBAL TELECOM, S. A. DE C. V.

DATOS POR ACCION
INFORMACION SIN CONSOLIDAR

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe		Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	1.22	$	.99
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.00	$	.00
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	1.22	$	.99
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	2.82	$	6.09
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.00	$	.00
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS		3.57 veces		5.78 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)		8.25 veces		18.59 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)		.00 veces		.00 veces

(**) INFORMACION ULTIMOS DOCE MESES